As filed with the Securities and Exchange Commission on February 11, 2002

                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM S-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------


                               AVISTA CORPORATION
             (Exact name of registrant as specified in its charter)

            WASHINGTON                            4931                         91-0462470
  (State or other jurisdiction of     (Primary Standard Industrial          (I.R.S. Employer
  incorporation or organization)       Classification Code Number)        Identification No.)

                            1411 EAST MISSION AVENUE
                            SPOKANE, WASHINGTON 99202
                                 (509) 489-0500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          David J. Meyer, Esq.                    J. Anthony Terrell, Esq.
           Avista Corporation                     Thelen Reid & Priest LLP
        1411 East Mission Avenue                     40 West 57th Street
        Spokane, Washington 99202                 New York, New York 10019
             (509) 489-4316                            (212) 603-2108

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                                ----------------

            Approximate date of commencement of proposed sale of the
                           securities to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                ----------------

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                              --------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------- ---------------- --------------- ------------------ ----------------
                                                                                 PROPOSED
                                                                PROPOSED          MAXIMUM
                                                                MAXIMUM          AGGREGATE         AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE    OFFERING PRICE      OFFERING        REGISTRATION
                REGISTERED                    REGISTERED      PER UNIT (1)       PRICE (1)            FEE
------------------------------------------- ---------------- --------------- ------------------ ----------------

First Mortgage Bonds, 7.75% Series due 2007   $150,000,000         100%         $150,000,000         $35,850

------------------------------------------- ---------------- --------------- ------------------ ----------------


(1) Determined solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) promulgated under the Securities Act.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

                    Subject to completion, dated ,     2002

PROSPECTUS


                               AVISTA CORPORATION

                                 EXCHANGE OFFER

                      AVISTA CORP. IS OFFERING TO ISSUE ITS

                       7.75% FIRST MORTGAGE BONDS DUE 2007
                                  (REGISTERED)

                               IN EXCHANGE FOR ITS

                       7.75% FIRST MORTGAGE BONDS DUE 2007
                                 (UNREGISTERED)

                  THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.
                   NEW YORK CITY TIME, , 2002 UNLESS EXTENDED

o    The new bonds will:

     o    bear interest at 7.75% per annum, and
     o    mature on January 1, 2007.

     These terms are the same as the terms of the old bonds. The new bonds will not be subject to any restrictions on transfer, except in certain circumstances relating to broker-dealers described in this prospectus.

o Avista Corp. will accept all bonds that bondholders properly tender and do not withdraw before the expiration of the exchange offer.

o You will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the exchange.

o Like the old bonds, the new bonds will be secured by a lien on Avista Corp.'s facilities for the generation, transmission and distribution of electric energy and for the storage and distribution of natural gas.

o The exchange offer is not conditioned on the tender of any minimum principal amount of old bonds.

o    There will likely be no public market for the new bonds.

                                ----------------

SEE "RISK FACTORS" BEGINNING ON PAGE 10 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION CONCERNING THIS EXCHANGE OFFER.

                                ----------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                           , 2002


The information provided in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to exchange these securities and it is not soliciting an offer to exchange these securities in any jurisdiction in which the offer or exchange is not permitted.

                                TABLE OF CONTENTS

                                                  PAGE




Summary.............................................3

Risk Factors.......................................10

Avista Corporation.................................12

Use of Proceeds....................................15

Certain Regulatory Matters.........................15

The Exchange Offer.................................17

Description of the New Bonds.......................25

Bank Credit Agreements.............................36

Certain U.S. Federal Income Tax Considerations.....37

Plan Of Distribution...............................40

Where You Can Find More Information................41

Safe Harbor for Forward-Looking Statements.........42

Legal Matters......................................43

Experts............................................43



THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT AVISTA CORP. THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION". YOU MAY OBTAIN COPIES OF DOCUMENTS CONTAINING SUCH INFORMATION FROM US, WITHOUT CHARGE, BY EITHER CALLING OR WRITING TO US AT:

                          AVISTA CORPORATION
                          1411 EAST MISSION AVENUE
                          SPOKANE, WASHINGTON 99202-2600
                          ATTENTION:  TREASURER
                          TELEPHONE:  (509) 489-0500

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST DOCUMENTS FROM US NO LATER
THAN       , 2002, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE
EXCHANGE OFFER ON       , 2002.

                              --------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE LETTER OF TRANSMITTAL IN CONNECTION WITH THE EXCHANGE OFFER.

         WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OTHER THAN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO EXCHANGE THE NEW BONDS AND IT IS NOT SOLICITING AN OFFER TO EXCHANGE THE NEW BONDS IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER IS NOT PERMITTED.

                                     SUMMARY

         This summary, which is presented solely to furnish limited introductory information regarding Avista Corporation (Avista Corp. or the Company), the exchange offer and the new bonds, has been selected from the detailed information contained elsewhere in this prospectus (including the documents incorporated by reference). This summary does not contain all of the information that you should consider before making a decision to participate in the exchange offer. The terms "we", "us" and "our" refer to Avista Corp. and, when applicable, its subsidiaries. You should read the entire prospectus carefully, including the detailed financial and other information incorporated by reference in this prospectus and the information contained in the section entitled RISK FACTORS.

                               AVISTA CORPORATION

GENERAL

         Avista Corp., which was incorporated in the State of Washington in 1889, is an energy company involved in the production, transmission and distribution of energy as well as other energy-related businesses. Avista Utilities, which is an operating division of Avista Corp. and not a separate entity, provides electric and natural gas service to customers in four western states and is subject to state and federal regulation. We also have subsidiaries involved in energy trading and marketing and information and technology businesses. Our corporate headquarters are in Spokane, Washington, which serves as the Inland Northwest's center for manufacturing, transportation, health care, education, communication, agricultural and service businesses.

         Avista Utilities provides electricity distribution and transmission services to a total of approximately 317,000 retail customers in eastern Washington and northern Idaho, and natural gas distribution service to approximately 284,000 retail customers in parts of Washington, Idaho, Oregon and California. Avista Utilities anticipates residential and commercial electric load growth to average approximately 3.0% annually for the next five years and natural gas load growth, including transportation volumes, to average for the next five years approximately 1.6% annually in the Washington and Idaho service area and approximately 2.5% annually in the Oregon and South Lake Tahoe service areas. In addition to providing electric transmission and distribution services, Avista Utilities generates electricity. It owns and operates eight hydroelectric projects, a wood-waste fueled generating station and two natural gas-fired combustion turbine generating units. Avista Utilities also owns a 15% share in a two-unit coal-fired generating facility and leases and operates two additional natural gas-fired combustion turbine generating units. These facilities have a maximum capacity of approximately 1,470 megawatts ("MW"), of which 65% is hydroelectric and 35% is thermal. We also have a 50 percent interest in the 280 MW Coyote Springs 2 project under construction near Boardman, Oregon. See "--Recent Developments -- Asset Sales". Avista Utilities also engages in wholesale sales and purchases of electric capacity and energy.

         Avista Corp.'s Energy Trading and Marketing line of business excludes Avista Utilities' regulated utility operations, and is comprised of Avista Energy, Inc. ("Avista Energy") and Avista Power, LLC ("Avista Power"). Avista Energy is an electricity and natural gas trading and marketing business. Avista Power has a 49% ownership interest in a 270 MW natural gas combustion turbine facility in Rathdrum, Idaho, which commenced commercial operation in September 2001.

                               RECENT DEVELOPMENTS

RECOVERY OF PURCHASED POWER COSTS

         Beginning in the second quarter of 2000, the price of power in western wholesale markets rose to unprecedented levels and became much more volatile. In the fourth quarter of 2000 and continuing through the third quarter of 2001, we were required to purchase above-normal amounts of electric energy in the wholesale market to meet our retail demand. This was primarily due to reduced availability of hydroelectric resources due to low streamflow levels. The combination of high prices and increased amounts purchased caused our purchased power costs to be far in excess of the levels recovered from retail customers under current rates.

         In August 2000 the Washington Utilities and Transportation Commission ("WUTC") issued an order permitting us to record as an expense on our income statement only that portion of our purchased power costs which was being recovered from retail customers under existing rates. Under the WUTC order, we were permitted to "defer" the recognition on our income statement of the portion of our purchased power costs which was in excess of the level then being recovered from retail customers. Instead, we were allowed to record these excess costs as a "regulatory asset" on our balance sheet for possible recovery in the future. We already had similar authority in Idaho under a previously established power cost adjustment mechanism.

         Our deferral balances have reached levels that made it necessary for the Company to file for rate increases with the WUTC and the Idaho Public Utility Commission ("IPUC") as described below.

         As of December 31, 2001, the total amount of cash expended for excess purchased power costs which has been deferred on our balance sheet was $235 million, of which $162 million was attributable to Washington customers and $73 million was attributable to Idaho customers.

REQUESTED ELECTRIC RATE INCREASES

         September WUTC Order. In September 2001, the WUTC issued an order approving a 25% temporary electric surcharge, subject to refund, for all classes of Washington customers, for a period of 15 months commencing October 2001. The order also terminated the previously approved deferred accounting mechanism, as of January 1, 2002. We had requested a 36.9% surcharge over a period of 27 months. The authorized surcharge will not be adequate to offset the entire Washington portion of our deferred cost balances. The surcharge will allow us to reduce the deferred cost balance by $125 million. Of this amount, $71 million will be additional cash revenue and $54 million was a non-cash credit taken on October 1, 2001 against the deferred cost balance. The amount so credited, which was previously being amortized to revenue over a period of years, resulted from an unrelated matter. The surcharge will have no material impact on net income since the deferred costs are amortized to offset the increase in revenues. The WUTC ordered us to file a general rate case in December 2001 to determine the prudency of our purchased power costs as well as to address other matters.

         October IPUC Order. In October 2001, the IPUC issued an order approving a 14.7% power cost adjustment ("PCA") surcharge, and extending an existing 4.7% PCA surcharge, for all classes of Idaho customers for 12 months commencing immediately. The surcharge will allow us to reduce the deferred cost balance by approximately $58 million. Of this amount, approximately $24 million will be additional cash revenue and approximately $35 million will be an unrelated non-cash credit for costs being amortized through the end of 2002. The IPUC indicated that it could, upon further review, authorize extensions of the surcharges. As in the case of the Washington surcharge, the Idaho PCA surcharge will have no material impact on net income.

         November WUTC Deferred Cost Filing. In November 2001, prior to filing our general rate case (which generally can take up to 11 months to be resolved), we filed a request with the WUTC for an expedited procedural schedule to determine the prudency and recoverability of the Washington portion of our deferred purchased power costs accrued through September 30, 2001. A procedural schedule has been set and final legal briefs in this prudence case are due March 22, 2002. This order would not result in any immediate rate changes, but will determine the definitive amount of deferred power costs that will ultimately be recovered from retail customers. Any such rate changes would be addressed in the general rate case.

         December WUTC General Rate Filing. On December 3, 2001, we filed a general rate case with the WUTC requesting, among other things:

     o an interim rate increase, subject to refund, of 10% above current electric prices (including the September 2001 surcharge) to offset increased costs that are in excess of those being recovered through existing rates;

     o the issuance of an order implementing a temporary deferred accounting mechanism to run from January 1, 2002 until the conclusion of the general rate case, to reflect cash spent to cover power supply-related costs to serve retail customer needs but not yet reflected in rates;

     o recovery of costs associated with the addition of the new Coyote Springs 2 power project and other electric generation projects built to serve retail customer needs;

     o establishment of a PCA mechanism to adjust electric rates up or down with changes in the market and in hydroelectric conditions, similar to the existing Idaho PCA mechanism that has been in place since 1989; and

     o    a 12.75% rate of return on common equity.

          The net effect of the requested increases, if granted, would be:

     o a permanent 22.5% increase over existing rates (excluding the September 2001 surcharge) which would have a positive impact on net income; plus

     o a temporary 14.9% increase over existing rates (excluding the September 2001 surcharge), designed to recover the remaining balance of deferred purchased power costs over a period of 5 years from the end of the general rate case, which would, like the surcharges currently in effect, have substantially no impact on net income.

         December WUTC Order Granting Accounting Petition. Effective December 28, 2001, the WUTC issued an order authorizing the Company to defer 90% of its excess power supply-related costs until the conclusion of the general rate case. Both the prudence of these costs and the ratemaking treatment are subjects of the general rate case and are subject to final review and approval by the WUTC.

RECENT GAS COST ADJUSTMENTS

         On July 6, 2001, we filed requests for purchased gas cost adjustments ("PGA") with the WUTC and the IPUC. A PGA increase of 12.2% was authorized by the WUTC, effective on August 9, 2001. A PGA increase of 11.5% was authorized by the IPUC, effective on September 1, 2001. Total deferred purchased gas costs were approximately $53 million as of December 31, 2001. We estimate that the PGA rate changes will increase revenues by approximately $25 million per year. Based on current PGAs in place and current natural gas prices, we expect that the deferred natural gas cost balance will be fully recovered by December 2002. However, there will be no material impact on net income as natural gas costs are amortized to offset the increase in revenues.

ASSET SALES

         Coyote Springs 2. On December 12, 2001, we sold 50% of our interest in the Coyote Springs 2 project, representing 140 MW of a 280 MW combined-cycle natural gas-fired plant currently under construction near Boardman, Oregon to Mirant Americas Development, Inc. ("Mirant"). National Energy Production Corporation ("NEPCO"), a wholly-owned subsidiary of Enron Corporation, is the contractor responsible for the engineering, procurement and construction of the Coyote Springs 2 project. The project is planned to begin commercial operation in the third quarter of 2002. Avista Corp. and Mirant will share equally in the costs of construction, operation and output from the plant. As of December 12, 2001, we had invested approximately $92.7 million in the project, which has a total expected cost of $185.4 million.

         Combustion Turbines. In November 2001, our subsidiary, Avista Power, announced its intention to sell three combustion turbine units being manufactured by General Electric Company. The expected proceeds will be approximately $46 million in cash over a period commencing November 2001 and continuing through July 2002. We recorded an $8.2 million pre-tax impairment charge related to these assets in September 2001.

         Avista Communications. In September 2001, we announced our intention to dispose of our interest in Avista Communications, our telecommunications affiliate, and thereby exit from the telecommunication service provider business. To date we have announced dispositions of assets and operations in Idaho, Montana, Washington and Wyoming. Complete divestiture is expected to be finalized in mid-2002. As a result of such divestitures, we recorded a $58.4 million pre-tax impairment charge related to these assets in September 2001.

RATINGS DOWNGRADE

         On December 11, 2001, Fitch, Inc. downgraded our credit ratings. Among those ratings downgraded was our senior secured debt, which was downgraded from BBB with a negative outlook to BBB- with a stable outlook. In October 2001, Moody's Investor Service and Standard & Poor's downgraded our credit ratings. Among those ratings downgraded was our senior secured debt, which was downgraded from Baa1 to Baa3 with a negative outlook by Moody's Investor Service and from BBB to BBB- with a negative outlook by Standard & Poor's. Also downgraded was our overall corporate credit rating, which is now rated Ba1 with a negative outlook by Moody's Investor Service and BB+ with a negative outlook by Standard & Poor's.

ENRON EXPOSURE

         Both Avista Energy and Avista Corp. (through the Avista Utilities division) engage in physical and financial transactions for the purchase and sale of electric energy and capacity and natural gas. Both companies have done considerable business with several affiliates of Enron Corporation ("Enron"). We have both short-term and long-term contracts with the Enron affiliates. Avista Corp.'s long-term contracts with Enron affiliates have remaining terms ranging from 1 to 3 years. Avista Energy's long-term contracts with Enron affiliates have remaining terms ranging from 1 to 9 years. On December 2, 2001, Enron Corporation and certain of its affiliates (including certain entities with which we have outstanding transactions) filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The bankruptcy filing constitutes a default under Avista Corp.'s and Avista Energy's existing contracts with Enron affiliates, and Avista Corp. and Avista Energy have terminated substantially all the contracts and have suspended all trading activities with Enron and its affiliates.

         As of December 31, 2001, Avista Corp. and Avista Energy had accounts receivable from Enron and its affiliates of $3.1 million and $14.1 million, respectively.

         Our contracts with each Enron affiliate provide that, upon termination, the net settlement of accounts receivable and accounts payable with such entity will be netted against the mark-to-market value of the terminated forward contracts with such entity. We currently estimate that, for each of Avista Corp. and Avista Energy, our net mark-to-market liability to Enron entities in respect of terminated forward contracts substantially exceeds the total net receivables from these entities. We further estimate that the net mark-to-market liability to Enron entities in respect of terminated forward contracts of Avista Corp. and Avista Energy, taken together, exceeds total net receivables from these entities by less than $30 million. Any claims by the Enron entities for amounts which we might owe in respect of the terminated forward contracts would be subject to any defenses and counterclaims which we may have.

         Our estimates of the mark-to-market values of terminated forward contracts are based on data currently available and on assumptions as to future market prices and other information. While we believe that our assumptions are reasonable, they are subject to change and ultimately could be challenged by the Enron entities or their bankruptcy trustees.

         NEPCO, the contractor for the Coyote Springs 2 project, was not included in the initial bankruptcy filings made by Enron and its affiliates. However, NEPCO's obligations were guaranteed by Enron, and the bankruptcy filing by Enron is an event of default under the Coyote Springs 2 construction contract. NEPCO and Coyote Springs 2, LLC have amended the construction contract to, among other things, authorize Coyote Springs 2, LLC to make immediate draws under a letter of credit posted to secure NEPCO's performance and to permit Coyote Springs 2, LLC to pay third-party subcontractors of NEPCO directly. Coyote Springs 2, LLC is continuing to assess the ability of NEPCO to perform its obligations under the construction contract and may need to exercise additional remedies in the event the impact of the Enron bankruptcy prevents NEPCO from performing its obligations under the construction contract.

         Avista Corp. is party to power exchange arrangements with a remaining life of 15 years whereby Enron Power Marketing Inc. ("EPMI") (one of the Enron affiliates which filed for bankruptcy protection) purchases and sells capacity and energy from and/or to Avista Utilities and Portland General Electric Company. We cannot predict either (1) what effect, if any, the bankruptcy proceedings will have upon EPMI's performance of its obligations under these arrangements or (2) the effect, if any, of nonperformance on our business or financial condition.

                               THE EXCHANGE OFFER

GENERAL Avista Corp. is offering to exchange $1,000 in principal amount of new bonds for each $1,000 in principal amount of old bonds that bondholders properly tender and do not withdraw before the expiration date. Avista Corp. will issue the new bonds on or promptly after the expiration date. There is $150,000,000 in aggregate principal amount of old bonds outstanding. See THE EXCHANGE OFFER.

EXPIRATION DATE              The exchange offer will expire at 5:00 p.m., New
                             York City time, on         , 2002 unless extended.
                             If extended, the term "expiration date" will mean the latest date and time to which the exchange offer is extended. Avista Corp. will accept for exchange any and all old bonds which are properly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

RESALE OF NEW BONDS          Based on interpretive letters written by the staff
                             of the Securities and Exchange Commission to companies other than Avista Corp., Avista Corp.
                             believes that, subject to certain exceptions, the new bonds may generally be offered for resale, resold and otherwise transferred by any holder thereof, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. However, any holder who is an "affiliate" of Avista Corp. within the meaning of Rule 405 under the Securities Act would have to comply with these provisions unless an exemption was available.

                             If Avista Corp.'s belief is inaccurate, holders of new bonds who offer, resell or otherwise transfer new bonds in violation of the Securities Act may incur liability under that Act. Avista Corp. will not assume or indemnify holders against this liability.

CONDITIONS TO THE            Avista Corp. may terminate the exchange offer
  EXCHANGE OFFER             before the expiration date if it determines that
                             its ability to proceed with the exchange offer could be materially impaired due to

                             o    any legal or governmental action,
                             o    any new law, statute, rule or regulation, or
                             o any interpretation by the staff of the SEC of any existing law, statute, rule or regulation.

TENDER PROCEDURES -          If you wish to tender old bonds that are
BENEFICIAL OWNERS            registered in the name of a broker, dealer,
                             commercial bank, trust company or other nominee, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

                             IF YOU ARE A BENEFICIAL HOLDER, YOU SHOULD FOLLOW THE INSTRUCTIONS RECEIVED FROM YOUR BROKER OR NOMINEE WITH RESPECT TO TENDERING PROCEDURES AND CONTACT YOUR BROKER OR NOMINEE DIRECTLY.

TENDER PROCEDURES -          If you are a registered holder of old bonds and
REGISTERED HOLDERS AND       you wish to participate in the exchange offer, you
DTC PARTICIPANTS             must complete, sign and date the letter of
                             transmittal delivered with this prospectus, or a facsimile thereof. If you are a participant in The
                             Depository Trust Company and you wish to participate in the exchange offer, you must instruct DTC to transmit to the exchange agent a message indicating that you agree to be bound by the terms of the letter of transmittal. You should mail or otherwise transmit the letter of transmittal or facsimile (or DTC message), together with your old bonds (in book-entry form if you are a participant in DTC) and any other required documentation to Citibank, N.A., as exchange agent.

GUARANTEED DELIVERY          If you are a registered holder of old bonds and
  PROCEDURES                 you wish to tender them, but they are not
                             immediately available or you cannot deliver them or the letter of transmittal to the exchange agent prior to the expiration date, you must tender your old bonds according to special guaranteed delivery procedures. See THE EXCHANGE OFFER - "Procedures for Tendering - Registered Holders and DTC
                             Participants - Registered Holders" on page 22.

WITHDRAWAL RIGHTS            You may withdraw tenders of old bonds at any time
                             before 5:00 p.m., New York City time, on the expiration date.

CERTAIN FEDERAL INCOME TAX   The exchange of new bonds for old bonds will not
  CONSIDERATIONS             be a taxable event for U.S. federal income tax
                             purposes. As a result, you will not recognize any income, gain or loss with respect to the exchange.

EFFECT ON HOLDERS OF         If you are a holder of old bonds and do not tender
  OLD BONDS                  your old bonds in the exchange offer, you will
                             continue to hold the old bonds and you will be entitled to all the rights and limitations applicable to the old bonds in the mortgage, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

CONSEQUENCES OF              All untendered old bonds will continue to be
  FAILURE TO EXCHANGE        subject to the restrictions on transfer provided
                             for in the old bonds. In general, the old bonds may not be offered or sold unless registered under the Securities Act of 1933, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities laws. Other than the new bonds being registered in connection with the exchange offer, we do not currently anticipate that we will register the old bonds under the Securities Act of 1933.

EXCHANGE AGENT               Citibank, N.A. is the exchange agent. Its
                             telephone number is 1-800-422-2066. Its address is 111 Wall Street, 14th Floor/Zone 3, New York, New
                             York 10043.

                                  THE NEW BONDS

OFFERED SECURITIES           $150,000,000 principal amount of 7.75% First
                             Mortgage Bonds due 2007

MATURITY DATE                January 1, 2007

INTEREST PAYMENT DATES       January 1 and July 1 of each year, beginning
                             July 1, 2002

SECURITY; RANKING            The new bonds will be issued under Avista Corp.'s
                             Mortgage and Deed of Trust, dated as of June 1, 1939, as supplemented (the "mortgage") and will be secured by a lien on Avista Corp.'s facilities for the generation, transmission and distribution of electric energy and for the storage and distribution of natural gas. The new bonds will rank equally in right of payment with all of Avista Corp.'s current and future first mortgage bonds and senior in right of payment to all current and future unsecured senior indebtedness and subordinated indebtedness, which as of December 31, 2001 was $967.2 million. As of
                             December 31, 2001, Avista Corp. had outstanding
                             $533.5 million of first mortgage bonds.

ISSUANCE OF ADDITIONAL BONDS Additional bonds may be issued under the mortgage on the basis of 70% of the cost or fair value to Avista Corp. (whichever is less) of property additions or on the basis of retired bonds or cash deposited with the trustee.


USE OF PROCEEDS              The net proceeds from the issuance and sale of the
                             old bonds are being used to retire maturing medium-term notes and other short-term indebtedness. We will not receive any proceeds from the issuance of the new bonds in the exchange offer.


                                  RISK FACTORS

You should read the RISK FACTORS section, beginning on page 10 of this prospectus, so that you understand the risks associated with an investment in securities of Avista Corp.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         We have selected the historical financial data shown below from the consolidated financial statements of Avista Corp. You should read this information along with the consolidated financial statements of Avista Corp. and the notes to those financial statements which are incorporated by reference into this prospectus.

                                                                   Years Ended December 31,
                                            ---------------------------------------------------------------------
                                               1996         1997          1998          1999           2000
                                            ----------  ------------  ------------  ------------  ---------------
                                                             (Thousands of Dollars except Ratios)

Income Statement Data:
    Operating Revenues:
        Avista Utilities................      $798,994     $891,665    $1,049,212    $1,115,647      $1,512,101
        Energy Trading and Marketing....            --      247,028     2,408,734     6,695,671       6,531,551
        Information and Technology......           813          792         1,318         2,266           5,732
        Other...........................       145,150      163,598       231,483       122,303          32,937
        Intersegment eliminations.......            --       (1,149)       (7,440)      (33,488)       (176,744)
                                            ----------  ------------  ------------  ------------  ---------------
        Total...........................      $944,957   $1,301,934    $3,683,307    $7,902,399      $7,905,577

    Income (Loss) from Operations
      (pre-tax):
        Avista Utilities................      $173,658     $178,289      $143,153      $142,567          $3,177
        Energy Trading and Marketing....          (649)       6,577        22,826       (97,785)        250,196
        Information and Technology......        (1,443)      (5,391)       (4,979)       (8,966)        (26,424)
        Other...........................        15,355        9,962        12,033          (423)         (9,861)
                                            ----------  ------------  ------------  ------------  ---------------
        Total...........................      $186,921     $189,437      $173,033       $35,393        $217,088

    Interest Expense ...................       $63,255      $66,275       $69,017       $64,747         $68,255
    Income from Continuing Operations
      Before Income Taxes...............       132,962      175,826       121,746        45,559         178,053
    Income from Continuing Operations...        83,453      114,767        78,316        28,662         101,055
    Income (Loss) from
      Discontinued Operations...........            --           30          (177)       (2,631)         (9,376)
    Net Income..........................        83,453      114,767        78,316        28,622         101,055
    Preferred Stock Dividend
      Requirements......................        $7,978       $5,392        $8,399(1)    $21,392(1)      $23,735(1)
    Common Stock Dividend...............       $69,390      $69,390       $56,898       $18,301         $22,616

Balance Sheet Data:
    Utility Plant in Service--Net.......    $1,397,876   $1,433,123    $1,470,942    $1,500,837      $1,518,312
    Total Assets:
        Avista Utilities................    $1,921,429   $1,926,739    $2,004,935    $1,976,716      $2,129,614
        Energy Trading and Marketing....           320      212,868       955,615     1,595,470      10,271,834
        Information and Technology......         1,517        2,221         2,492         6,312          13,599
        Other...........................       254,032      268,703       285,625       114,929          98,212
        Discontinued Operations--Avista
          Communications................            --        1,254         4,969        20,067          50,665
                                            ----------  ------------  ------------  ------------  ---------------
        Total...........................    $2,177,298   $2,411,785    $3,253,636    $3,713,494      $12,563,924

    Total Debt..........................      $764,526     $762,185      $730,022      $714,904        $931,966
    Company-Obligated Mandatorily
      Redeemable Preferred
      Trust Securities..................            --      110,000       110,000       110,000         100,000
    Preferred Stock Subject to Mandatory
      Redemption........................        65,000       45,000        35,000        35,000          35,000
    Convertible Preferred Stock.........            --           --       269,227(1)    263,309              --
    Common Equity.......................       710,736      748,812       488,034       393,499         724,224

Other Financial Data:
    Earnings Before Interest, Taxes,
      Depreciation and Amortization.....      $268,314     $311,952      $261,087      $185,615        $318,737
    Depreciation and Amortization.......       $72,097      $69,851       $70,324       $75,309         $73,429
    Capital Expenditures................       $99,182      $91,160      $106,270      $115,609        $201,433
    Ratio of Earnings Before Interest,
      Taxes, Depreciation and
      Amortization to Fixed Charges (2)        4.24          4.71          3.78           2.87           4.67
    Ratio of Consolidated Earnings to
      Fixed Charges (3).................       2.97          3.49          2.66           1.66           3.45


                                                     Year to Date September 30,
                                                   ----------------------------
                                                        2000           2001
                                                   ------------   -------------
                                                       (Thousands of Dollars
                                                          except Ratios)
Income Statement Data:
    Operating Revenues:
        Avista Utilities................            $1,014,987      $930,955
        Energy Trading and Marketing....             4,630,646     4,235,536
        Information and Technology......                 3,903        10,085
        Other...........................                25,046        12,898
        Intersegment eliminations.......               (78,406)     (197,905)
                                                   ------------   -------------
        Total...........................            $5,596,176    $4,991,569

    Income (Loss) from Operations
      (pre-tax):
        Avista Utilities................              $(30,817)      $95,277
        Energy Trading and Marketing....               132,647        90,995
        Information and Technology......               (18,023)      (23,232)
        Other...........................                (4,797)       (7,423)
                                                   ------------   -------------
        Total...........................               $79,010      $155,617

    Interest Expense ...................               $49,570       $76,689
    Income from Continuing Operations
      Before Income Taxes...............                56,995       105,032
    Income from Continuing Operations...                30,052        64,212
    Income (Loss) from
      Discontinued Operations...........                (6,479)      (44,394)
    Net Income..........................                23,573        19,818
    Preferred Stock Dividend
      Requirements......................                23,127(1)      1,824
    Common Stock Dividend...............                16,956        17,057

Balance Sheet Data:
    Utility Plant in Service--Net.......            $1,500,752    $1,563,543
    Total Assets:
        Avista Utilities................            $1,978,135    $2,430,034
        Energy Trading and Marketing....             4,117,257     2,091,752
        Information and Technology......                32,281        34,427
        Other...........................               117,479        85,765
        Discontinued Operations--Avista
          Communications................                39,534        25,550
                                                   ------------   -------------
        Total...........................            $6,284,686    $4,667,528

    Total Debt..........................              $861,247    $1,266,922
    Company-Obligated Mandatorily
      Redeemable Preferred
      Trust Securities..................               110,000       100,000
    Preferred Stock Subject to Mandatory
      Redemption........................                35,000        35,000
    Convertible Preferred Stock.........                    --            --
    Common Equity.......................               661,197       734,147

Other Financial Data:
    Earnings Before Interest, Taxes,
      Depreciation and Amortization.....              $161,739      $235,778
    Depreciation and Amortization.......               $55,174       $54,057
    Capital Expenditures................              $113,899      $238,303
    Ratio of Earnings Before Interest,
      Taxes, Depreciation and
      Amortization to Fixed Charges (2)                 3.26           3.07
    Ratio of Consolidated Earnings to
      Fixed Charges (3).................                2.07           2.30


(1) In December 1998, we converted shares of common stock for Convertible Preferred Stock, which was responsible for a number of changes in the data in 2000, 1999 and 1998 from 1997. (See Note 15 of Notes to Financial Statements in the Form 10-K.)
(2) "Earnings Before Interest, Taxes, Depreciation and Amortization", or EBITDA, represents income from continuing operations before interest expense (including related amortization), taxes based on income from continuing operations, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, we have presented EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA is not a measure determined under generally accepted accounting principles. Also, as calculated above, EBITDA may not be comparable to similarly titled measures reported by other companies. "Fixed Charges" include interest (whether or not capitalized) and related amortization.
(3) "Earnings," as defined by Regulation S-K, represent the aggregate of (1) income from continuing operations before the cumulative effect of an accounting change, (2) taxes based on income from continuing operations,
     (3) investment tax credit adjustments--net and (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals.

                                  RISK FACTORS

         You should carefully consider the following factors in addition to the other information contained or incorporated by reference in this prospectus. The risks described in this section are those that we consider to be most significant to this exchange offer. If any of the following events occur, our business, financial condition or results of operation could be materially harmed.

WE HAVE SIGNIFICANT CASH REQUIREMENTS, SIGNIFICANT INDEBTEDNESS AND LIMITED CASH AVAILABLE.

         Since the fourth quarter of 2000, our cash requirements for purchased power have been greater than the related amounts paid to us by our retail customers. In addition to purchased power and operating expenses, we have continuing commitments for capital expenditures for construction, improvement and maintenance of facilities. We have incurred substantial levels of indebtedness, both short and long term, to finance these requirements and to otherwise maintain adequate levels of working capital. Debt service is another significant cash requirement. In addition, we have also made significant cash investments to finance the development of companies in our Information and Technology line of business. These cash outflows have substantially reduced cash available for our ordinary operating expenses.

WE NEED TO MAINTAIN ADEQUATE CREDIT WITH BANKS.

         We also need to maintain access to adequate levels of credit with our banks. Cash held by Avista Energy, one of our subsidiaries, is restricted by that company's credit agreement and is not generally available to Avista Corp.

THE EXTENT TO WHICH THE CURRENT SURCHARGES AND THE PROPOSED WASHINGTON RATE INCREASE WILL OFFSET OUR DEFERRED ENERGY COST BALANCES WILL DEPEND ON A NUMBER OF FACTORS BEYOND OUR CONTROL.

         The temporary electric rate surcharge approved by the WUTC in September 2001 will allow us to reduce our deferred energy cost balances by an estimated $125 million through December 31, 2002, and the PCA surcharge approved by the IPUC will allow us to reduce our deferred energy cost balances by an estimated additional $58 million through October 11, 2002. For reference, the total deferred electric energy cost balance at December 31, 2001 was approximately $235 million. Revenues collected under the Washington surcharge are subject to refund based on, among other things, whether or not the WUTC determines that the costs were "prudently" incurred and whether or not Avista Utilities' overall retail rates, as to be modified, are "just, fair, reasonable and sufficient." If we are not permitted to recover substantially all our deferred energy costs, our financial condition will be seriously impaired. The extent to which the amounts recovered under the surcharges and the proposed rate increase in Washington will be sufficient to offset the deferred cost balances will depend on a number of factors beyond our control, including, but not limited to, the availability of hydroelectric resources, outages of generation units, energy demand, energy prices in wholesale markets, possible additional rate relief of the type currently being sought.

WE ARE SUBJECT TO THE RISKS INHERENT IN THE UTILITY BUSINESS AND OUR CASH FLOW AND EARNINGS COULD CONTINUE TO BE ADVERSELY AFFECTED, BEYOND THE TERM OF ANY RATE INCREASES, DUE TO POTENTIAL HIGH PRICES AND VOLATILE MARKETS FOR PURCHASED POWER, INCREASED CUSTOMER DEMAND FOR ENERGY, CONTINUED LOW AVAILABILITY OF OUR HYDROELECTRIC RESOURCES, OUTAGES OF OUR GENERATING FACILITIES OR A FAILURE TO DELIVER ON THE PART OF OUR SUPPLIERS.

         The utility business involves many operating risks. If Avista Utilities' operating expenses, including the cost of purchased power, significantly exceed the levels recovered from retail customers for an extended period of time, its cash flow and earnings would be negatively affected. Factors which could cause purchased power costs to be higher than currently anticipated include, but are not limited to, a return to high prices in Western wholesale markets and/or high volumes of energy purchased in wholesale markets due to:

         o increases in demand due, for example, either to weather or customer growth;

         o continued diminished availability of our hydroelectric resources due to low streamflow conditions;

         o    outages of any of our thermal or other generating facilities; and

         o failure to perform on the part of any party from which we purchase capacity or energy.

WE ARE SUBJECT TO THE COMMODITY PRICE RISK, CREDIT RISK AND OTHER RISKS ASSOCIATED WITH ENERGY MARKETS.

         In connection with matching loads and resources, Avista Utilities engages in wholesale sales and purchases of electric capacity and energy, and, accordingly, is also subject to commodity price risk, credit risk and other risks associated with these activities. Avista Utilities may also be exposed to refunds for wholesale power sales depending on the outcome of the FERC's retroactive price cap proceeding for the Pacific Northwest but would also have the opportunity to establish offsetting claims.

         Our subsidiary, Avista Energy, trades and markets electricity and natural gas, along with derivative commodity instruments, including futures, options, swaps and other contractual arrangements. As a result of these trading and marketing activities, we are subject to various risks, including commodity price risk and credit risk, as well as possible new risks resulting from the imposition of market controls by federal and state agencies. The FERC is conducting separate proceedings related to market controls within California and within the Pacific Northwest that include proposals by certain parties to retroactively impose price caps. The retroactive application of price caps could result in liabilities for refunding revenues recognized in prior periods. Avista Energy and other parties are vigorously opposing these proposals. If retroactive price caps were imposed, Avista Energy could develop offsetting claims.

         Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses. Although our models take into account the expected probability of default by counterparties, our actual exposure to a default by a particular counterparty could be greater than the models predict.

THE BANKRUPTCY OF ENRON CORPORATION AND MANY OF ITS AFFILIATES COULD ADVERSELY AFFECT, IN GENERAL, THE WHOLESALE MARKETS FOR POWER AND NATURAL GAS AND, IN PARTICULAR, VARIOUS ASPECTS OF OUR BUSINESS.

         The bankruptcy filings by Enron and many of its affiliates could have an adverse effect generally on wholesale electricity and natural gas markets, in terms of the disruptive effect of temporary illiquidity and/or volatility, and could ultimately lead to regulatory changes. We cannot predict the nature or extent of any such changes or the effect, if any, they may have on us. The filing could also directly affect the Avista entities, in terms of the matters discussed under SUMMARY - "Recent Developments - Enron Exposure." As a result of the filing, Avista entities have been required to find, and enter into contracts with, new counterparties in the place of the terminated contracts.

                               AVISTA CORPORATION

GENERAL

         Avista Corp., which was incorporated in the State of Washington in 1889, is an energy company involved in the production, transmission and distribution of energy as well as other energy-related businesses. We also have subsidiaries involved in information and technology businesses. Our corporate headquarters are in Spokane, Washington, which serves as the Inland Northwest's center for manufacturing, transportation, health care, education, communication, agricultural and service businesses.

         Our operations are organized into four lines of business:

         o    Avista Utilities;

         o    Energy Trading and Marketing;

         o    Information and Technology; and

         o    Other.

         Avista Utilities, which is an operating division of Avista Corp. and not a separate legal entity, provides electric and natural gas service to customers in four western states and is subject to state and federal price regulation. Avista Capital, one of our wholly owned subsidiaries, owns all of the subsidiary companies engaged in the other lines of business.

BUSINESS STRATEGY

         Our strategy is to:

         o    improve cashflow and continue rebuilding our financial strength by:

         o pursuing a general rate increase in Washington to recover increased costs and the portion of our deferred power costs not being recovered by the surcharge in Washington.

         o disposing of assets and operations, such as the Avista Communications line of business, not directly related to our energy operations.

         o being positioned to issue equity securities during 2002, subject to market and other conditions.

         o    reducing our ratio of total debt to total capitalization.

         o maintain a strong, low-cost, efficient electric and natural gas utility business in the Northwest.

         o position the utility to be "long" production capacity by owning or controlling generation and natural gas resources exceeding 100% of retail load.

         o continue to position Avista Energy as a focused, asset-enabled energy marketing and trading business.

         o    find strategic partners for Avista Labs and Avista Advantage.

ENERGY BUSINESSES

         Avista Utilities

         Avista Utilities provides electricity and natural gas distribution and transmission services in a 26,000 square mile area in eastern Washington and northern Idaho with a population of approximately 830,000. It also provides natural gas distribution service in a 4,000 square mile area in northeast and southwest Oregon and in the South Lake Tahoe region of California, with the population in these areas of approximately 525,000. At the end of 2001, retail electric service was supplied to approximately 317,000 customers in eastern Washington and northern Idaho; retail natural gas service was supplied to approximately 284,000 customers in parts of Washington, Idaho, Oregon and California.

         Our retail customers include residential, commercial and industrial classifications, with the residential classification accounting for the most energy consumed and the greatest contribution to revenues. Avista Utilities also engages in wholesale sales and purchases of electric capacity and energy.

         Avista Utilities anticipates residential and commercial electric load growth to average approximately 3.0% annually for the next five years primarily due to expected increases in both population and the number of businesses in its service territory. Avista Utilities expects natural gas load growth, including transportation volumes, to average for the next five years approximately 1.6% annually in the Washington and Idaho service area and approximately 2.5% annually in the Oregon and South Lake Tahoe service areas, in each case due to expected conversions from electric space and water heating to natural gas, and increases in both population and the number of businesses in these areas. These projections are based on purchased economic forecasts, publicly available studies, and internal analysis of company-specific data, such as energy consumption patterns and internal business plans.

         In addition to providing electric transmission and distribution services, Avista Utilities generates electricity. Avista Utilities owns and operates eight hydroelectric projects, a wood-waste fueled generating station and two natural gas-fired combustion turbine generating units. It also owns a 15% share in a two-unit coal-fired generating facility and leases and operates two additional natural gas-fired combustion turbine generating units. These facilities have a maximum capacity of approximately 1,470 megawatts, of which 65% is hydroelectric and 35% is thermal. In addition, Avista Utilities has a number of long-term power purchase and exchange contracts that increase its available resources.

         Historically, Avista Utilities' electric rates to retail customers have been among the lowest of all investor-owned utilities in the United States, due primarily to the large proportion of hydroelectric resources. Retail electric rates will remain low, on a relative basis, even after the temporary surcharges which were recently approved in Washington and Idaho, described under CERTAIN REGULATORY MATTERS.

         In February 2000 Avista Utilities received a new 45-year operating license from the FERC for the Cabinet Gorge and Noxon Rapids Hydroelectric Generating Stations, which have a combined maximum generating capacity of 794 MW. Of Avista Utilities' remaining 191 MW of hydroelectric resources, 155 MW represents the maximum capacity of six other plants operated under a FERC license. This license will have to be renewed in 2007.

         On December 12, 2001, we sold 50% of our interest in the Coyote Springs 2 project, representing 140 MW, of a 280 MW combined-cycle natural gas-fired plant currently under construction near Boardman, Oregon to Mirant. NEPCO, a wholly-owned subsidiary of Enron Corporation, is the contractor responsible for the engineering, procurement and construction of the Coyote Springs 2 project. The project is planned to begin commercial operation in the third quarter of 2002. Avista Corp. and Mirant will share equally in the costs of construction, operation and output from the plant. As of December 12, 2001, we had invested approximately $92.7 million in the Coyote Springs 2 project, which has a total expected cost of $185.4 million.

         Dramatic increases in the price of energy in Western wholesale markets during 2000 and the first part of 2001, compounded by the deterioration of the availability of hydroelectric resources in 2001 to the lowest level in at least 73 years, have had an adverse effect on Avista Corp.'s financial condition and results of operations. See RISK FACTORS and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Avista Corp.'s

Annual Report on Form 10-K for the year ended December 31, 2000 and in Avista Corp.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

         Energy Trading and Marketing

         Energy Trading and Marketing is comprised of Avista Energy and Avista Power. Avista Energy is an electricity and natural gas trading and marketing business. Avista Energy operates in the Western Systems Coordinating Council, which is comprised of the eleven Western states and parts of Western Canada and Baja California.

         Avista Energy is in the business of buying and selling electricity and natural gas. Avista Energy's customers include commercial and industrial end-users, electric utilities, natural gas distribution companies and other trading companies. Avista Energy also trades electricity and natural gas derivative commodity instruments.

         Avista Power has a 49% ownership interest in a 270 megawatt natural gas combustion turbine facility in Rathdrum, Idaho, which commenced commercial operation in September 2001. All of the output is contracted to Avista Energy for 25 years. Due to changing market conditions and as part of the Avista Corp's overall business strategy, Avista Corp. has decided that Avista Power will not develop any additional non-regulated generating projects.

OTHER BUSINESSES

         Information and Technology is comprised of Avista Laboratories, Inc. ("Avista Labs") and Avista Advantage, Inc. ("Avista Advantage").

         o Avista Labs is developing both modular Proton Exchange Membrane fuel cells for power generation at the site of the consumer or industrial user and fuel cell components including fuel processors and hydrogen sensors. Avista Labs has recently initiated commercial sales of its hydrogen-only fuel cell systems for various applications, primarily back-up power for the commercial market.

         o Avista Advantage is an e-commerce provider of facilities management billing and information services to commercial customers throughout the U.S. and Canada. Its primary product lines include consolidated billing, resource accounting, energy analysis, load profiling and maintenance and repair billing services.

         Avista Corp. reached a decision in September 2001 that it would divest substantially all of the assets of Avista Communications, which provides various telecommunications services to communities in the Northwest. In October 2001, the Company announced that minority shareholders of Avista Communications will acquire ownership of its Montana and Wyoming operations as well as its dial-up internet access operations in Spokane, Washington and Coeur d'Alene, Idaho. In November 2001 the Company announced that Avista Communications has agreed to sell the assets and customer accounts of its Yakima and Bellingham, Washington operations to Advanced Telcom Group, Inc. In December 2001, Avista Communications entered into an agreement to transfer its voice and integrated services facilities in Spokane, Washington and Coeur d' Alene, Idaho to certain subsidiaries of XO Communications, Inc. The Company is continuing to pursue divestiture of the remaining portion of the business.

         The Other line of business includes several other minor subsidiaries. This line of business was formed to invest in business opportunities that would have potential strategic value in Avista Corp.'s other existing lines of business. Avista Corp. is in the process of phasing out of this line of business.

                                 USE OF PROCEEDS

         The net proceeds from the issuance and sale of the old bonds were used to retire $114 million of medium-term notes maturing between December 2001 and July 2002, and other short-term indebtedness bearing interest at a weighted average rate of 7.26% per annum. We will not receive any proceeds from the issuance of the new bonds in the exchange offer.


                           CERTAIN REGULATORY MATTERS

ELECTRIC

         On August 9, 2000, the WUTC approved Avista Utilities' request for deferred accounting treatment for certain power costs related to increases in wholesale electric prices beginning July 1, 2000 through June 30, 2001. The specific power costs deferred include the changes in power costs to Avista Utilities from the costs included in base retail rates, resulting from changes in short-term wholesale market prices, changes in the level of hydroelectric generation and changes in the level of thermal generation (including changes in fuel prices). The deferrals each month are calculated as the difference between the actual costs to Avista Utilities associated with these three power cost components, and the level of costs included in Avista Utilities' base retail rates. The power costs deferred relate solely to the operation of Avista Utilities' system resources to serve its system retail and wholesale load obligations.

         On January 24, 2001, the WUTC approved a modification to the deferral mechanism to recover power supply costs associated with meeting increased retail and wholesale system load requirements, effective December 1, 2000. The approval of the modification was conditioned on Avista Utilities filing by March 20, 2001 a proposal addressing the prudence of the incurred power costs, the optimization of Company-owned resources to the benefit of retail customers and the appropriateness of recovery of power costs through a deferral mechanism. This proposal was also to address cost of capital offsets to recognize the shift in risk from shareholders to ratepayers and Avista Utilities' plan to mitigate the deferred power costs.

         On May 23, 2001, the WUTC approved a settlement agreement reached among Avista Corp., the staff of the WUTC and other parties with respect to deferred power costs. The agreement, among other things, provided for the extension of Avista Corp.'s deferral accounting mechanism through February 2003. Due to the planned addition of generating resources as well as the expiration of certain long-term power sale agreements, Avista Utilities, at the time of the settlement agreement, expected to be in a power surplus position by the middle of 2002. The agreement was based, in part, on the expectation that Avista Utilities' profits from surplus power sales would offset the power cost deferral balance, reducing the balance to zero by February 2003 without any price increase to retail customers. These expectations were based on assumptions as to a number of variables including, but not limited to, streamflow conditions, thermal plant performance, level of retail loads, wholesale market prices and the amount of additional generating resources. Avista Utilities reserved the right to alter, amend, or terminate the settlement agreement as well as the right to seek interim rate relief. Since the issuance of the FERC price mitigation plan on June 18, 2001, wholesale market prices in the West have decreased. The wholesale market price decrease negatively affected Avista Utilities' plan for recovery of deferred power costs through future surplus power sales.

         During June and the first part of July 2001, Avista Utilities evaluated the effect of the recent decline in wholesale market prices and the FERC price mitigation plan on its ability to recover deferred power cost balances under the settlement agreement approved by the WUTC on May 23, 2001 and the continuing PCA mechanism for Idaho customers approved by the IPUC. The combination of low hydroelectric availability, the cost of energy and capacity under forward contracts entered during a period of high wholesale prices to meet customer demand for 2001, the decline in forward wholesale prices and the FERC price mitigation plan increased current and estimated future deferred costs to levels significantly higher than originally anticipated and significantly reduced the expected value from future surplus sales of energy. As such, Avista Utilities determined that the plan for recovery of deferred cost balances, as contemplated in the May 23, 2001 settlement agreement with the WUTC and the existing PCA with the IPUC, was not feasible.

         Accordingly, on July 18, 2001 Avista Utilities filed requests with the WUTC and IPUC for the approval of an electric energy surcharge of 36.9% in Washington and a PCA surcharge of 14.7% in Idaho for a 27-month period beginning in September 2001. As of December 31, 2001, Avista Utilities had deferred $235 million in power costs that have not been recovered in rates.

         On September 24, 2001 the WUTC issued an order approving a 25% temporary electric rate surcharge for the 15-month period from October 1, 2001 to December 31, 2002 that will be applied uniformly across all Washington electric customer classes. Revenues collected under the surcharge are subject to refund depending on the determination made in the general rate case referred to below. It is estimated the order will allow Avista Utilities to reduce the deferred power cost balance by $125 million. This will include the receipt of $71 million in additional revenue from the surcharge and the accelerated amortization of $54 million of a deferred non-cash credit on the Company's balance sheet. The deferred non-cash credit relates to funds received in December 1998 for the monetization of a contract in which the Company assigned and transferred certain rights under a long-term power sales contract with Portland General Electric to a funding trust. The deferred balance was scheduled to be amortized into revenues over the 16-year period of the long-term sales contract. There will be no direct impact on net income from either the surcharge or accelerated amortization of the deferred non-cash credit; however, the surcharge revenue will increase cash flows. Total deferred power costs for Washington customers were $162 million as of December 31, 2001.

         As part of the surcharge order, the WUTC ordered Avista Utilities to file a general rate case by December 2001 as discussed below. The order by the WUTC also provided for the termination of the accounting mechanism for the deferral of power costs effective December 31, 2001. The WUTC has subsequently approved the implementation of a temporary accounting mechanism for deferred power supply-related costs for the period from January 1, 2002 through the conclusion of the general rate case. As requested by Avista Utilities, the deferred accounting mechanism has been modified to reflect the deferral of 90 percent of the difference between actual power supply-related costs and the amount of power supply-related costs allowed to be recovered in current rates.

         On November 13, 2001, Avista Utilities filed a request with the WUTC for an expedited procedural schedule to address the prudency of the $199.7 million of deferred power costs for Washington customers incurred as of September 30, 2001. This procedure will determine the definitive amount of deferred power costs that will ultimately be recovered from retail customers. The Company made this request due to the fact that uncertainty involving the recovery of deferred power costs will present financing challenges for the Company during the first half of 2002. The Company's $220 million committed line of credit as well as a $125 million (subsequently reduced to $90 million) accounts receivable financing facility expire in May 2002. It will be difficult for the Company to renew financing facilities or issue equity securities without certainty of the recoverability of deferred power costs. Avista Utilities anticipates receiving a WUTC order by April 2002 with regards to the prudence and recoverability of deferred power costs incurred prior to September 30, 2001. This request does not provide for an adjustment to rates or the period over which deferred power costs will be recovered. These issues, among other things, were addressed in the general rate case that was filed on December 3, 2001 discussed below.

         On December 3, 2001, Avista Utilities filed its rate case and requested the recovery of additional deferred power costs and sought to demonstrate the prudence of all power costs which it has incurred. The general rate case addresses various power supply issues previously raised by the WUTC, a long-term power cost adjustment mechanism, increased capital costs as well as other issues customarily addressed in general rate cases, including whether or not the total rates are just, fair, reasonable and sufficient. General rate cases before the WUTC have historically taken from ten to twelve months to be resolved. See SUMMARY -"Recent Developments." Effective December 28, 2001, the WUTC issued a temporary deferred accounting mechanism to run from January 1, 2002 until the conclusion of the general rate case.

         On October 12, 2001 the IPUC issued an order approving a 14.7% PCA surcharge for Idaho electric customers. The IPUC also granted an extension of a 4.7% PCA surcharge implemented earlier in 2001 that was set to expire January 31, 2002. Both PCA surcharges will remain in effect until October 11, 2002. The IPUC directed Avista Utilities to file a status report 60 days before the PCA surcharge expires. If review of the status report and the actual balance of deferred power costs support continuation of the PCA surcharge, the IPUC has indicated that it anticipates the PCA surcharge will be extended for an additional period. It is currently estimated the IPUC order will allow Avista Utilities to reduce the deferred power cost balance by approximately $58.2 million. This will include the receipt of $23.6 million in additional revenue from the PCA surcharges and the accelerated amortization of $34.6 million of a deferred non-cash credit on the Company's balance sheet for the monetization of the Portland General Electric sale agreement (see description above). There will be no direct impact on net income from either the PCA surcharges or accelerated amortization of the deferred non-cash credit; however, the PCA surcharges will increase cash flows. The current PCA mechanism allows for the deferral of 90% of the difference between actual net power supply expenses and the authorized level of net power supply expense approved in the last Idaho general rate case. Total deferred power costs for Idaho customers were $73 million as of December 31, 2001.

         The extent to which the amounts recovered through the electric surcharge in Washington (as originally authorized or as it may be modified) and the PCA surcharge in Idaho will be sufficient to offset the deferred power cost balances will depend not only on the magnitude and duration of the rate increases granted but also on the ongoing changes in the amount of the balances throughout the term of the rate increases. The balances will accrue a carrying charge and will continue to be affected by a variety of market factors beyond our control including, but not limited to, the availability of hydroelectric resources, energy demand and energy prices in wholesale markets.

GAS

         On July 6, 2001, Avista Utilities filed requests for purchased gas cost adjustments ("PGA") with the WUTC and the IPUC. The Washington PGA increase of 12.2% approved by the WUTC became effective on August 9, 2001. The Idaho PGA increase of 11.5% approved by the IPUC became effective on August 28, 2001. Total deferred purchased gas costs were $53 million as of December 31, 2001. Avista Utilities estimates the PGA rate changes will increase revenues by $24.6 million per year. Based on current PGAs in place and current natural gas prices, Avista Utilities expects that the deferred natural gas cost balance will be fully recovered by December 2002. However, there will be no impact on net income as deferred natural gas costs are amortized to offset the increase in revenues.


                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         Avista Corp. is offering to issue its 7.75% First Mortgage Bonds due 2007, which have been registered under the Securities Act (the "New Bonds"), in exchange for its 7.75% First Mortgage Bonds due 2007, which have not been so registered (the "Old Bonds"), as described herein (the "Exchange Offer").

         The Old Bonds were sold by Goldman, Sachs & Co., BNY Capital Markets, Inc., Fleet Securities, Inc. and TD Securities (USA) Inc. (the "Initial Purchasers") on December 19, 2001 to a limited number of institutional investors (the "Purchasers"). In connection with the sale of the Old Bonds, Avista Corp. and the Initial Purchasers entered into an Exchange and Registration Rights Agreement, dated December 19, 2001 (the "Registration Rights Agreement"), which requires, among other things, Avista Corp.

               (a) to file with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to New Bonds identical in all material respects to the Old Bonds, to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act and to make an exchange offer for the Old Bonds as discussed below, or

               (b)   to register the Old Bonds under the Securities Act.

Avista Corp. is obligated, upon the effectiveness of the exchange offer registration statement referred to in (a) above, to offer the holders of the Old Bonds the opportunity to exchange their Old Bonds for a like principal amount of New Bonds which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy Avista Corp.'s obligations under that agreement. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Bonds are registered on Avista Corp.'s books, any other person who has obtained a properly completed assignment from the registered holder or any DTC participant whose Old Bonds are held of record by DTC. At the date of this prospectus, the sole Holder of Old Bonds is DTC.

         In participating in the Exchange Offer, a Holder is deemed to represent to Avista Corp., among other things, that

              (a) the New Bonds acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Bonds, whether or not such person is the Holder,

              (b) neither the Holder nor any such other person receiving such New Bonds is engaging in or intends to engage in a distribution of such New Bonds,

              (c) neither the Holder nor any such other person receiving such New Bonds has an arrangement or understanding with any person to participate in the distribution of such New Bonds, and

              (d) neither the Holder nor any such other person receiving such New Bonds is an "affiliate," as defined in Rule 405 under the Securities Act, of Avista Corp.

         Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third-parties, Avista Corp. believes that the New Bonds issued pursuant to the Exchange Offer may be offered for resale and resold or otherwise transferred by any Holder of such New Bonds (other than any such Holder which is an "affiliate" of Avista Corp. within the meaning of Rule 405 under the Securities Act and except as otherwise discussed below with respect to Holders which are broker-dealers) without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as such New Bonds are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such New Bonds. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Bonds cannot rely on such interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Under no circumstances may this prospectus be used for any offer to resell or any resale or other transfer in connection with a distribution of the New Bonds. In the event that Avista Corp.'s belief is not correct, Holders of the New Bonds who transfer New Bonds in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability thereunder. Avista Corp. does not assume or indemnify Holders against such liability.

         Each broker-dealer that receives New Bonds for its own account in exchange for Old Bonds which were acquired by such broker-dealer as a result of market-making activities or other trading activities must, and must agree to, deliver a prospectus in connection with any resale of such New Bonds. This prospectus may be used for such purpose. Any such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act. The foregoing interpretation of the staff of the SEC does not apply to, and this prospectus may not be used in connection with, the resale by any broker-dealer of any New Bonds received in exchange for an unsold allotment of Old Bonds purchased directly from Avista Corp.

         Avista Corp. has not entered into any arrangement or understanding with any person to distribute the New Bonds to be received in the Exchange Offer.

         The Exchange Offer is not being made to, nor will Avista Corp. accept tenders for exchange from, Holders of Old Bonds in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

         See PLAN OF DISTRIBUTION.

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, Avista Corp. will accept any and all Old Bonds properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Avista Corp. will issue $1,000 in principal amount of New Bonds in exchange for each $1,000 in principal amount of outstanding Old Bonds surrendered in the Exchange Offer. However, Old Bonds may be tendered only in integral multiples of $1,000.

         The form and terms of the New Bonds will be the same as the form and terms of the Old Bonds. The New Bonds will evidence the same debt as the Old Bonds. The New Bonds will be issued under and entitled to the benefits of the mortgage pursuant to which the Old Bonds were issued. The New Bonds will be registered under the Securities Act while the Old Bonds were not.

         As of the date of this prospectus, $150,000,000 in aggregate principal amount of the Old Bonds is outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered Holders of the Old Bonds.

         Avista Corp. will be deemed to have accepted validly tendered Old Bonds when, as and if Avista Corp. shall have given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Bonds from Avista Corp.

         Old Bonds that are not tendered for exchange in the Exchange Offer will remain outstanding and will be entitled to the rights and benefits such Holders have under the mortgage. If any tendered Old Bonds are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Bonds will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Bonds in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange pursuant to the Exchange Offer. Avista Corp. will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS TO THE EXCHANGE OFFER

         The term "Expiration Date," shall mean 5:00 p.m., New York City time on , 2002, unless Avista Corp., in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

         In order to extend the Exchange Offer, Avista Corp. will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will mail to the registered Holders an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

         Avista Corp. reserves the right, in its sole discretion,

              (a) to delay accepting any Old Bonds, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions to the Exchange Offer" shall not have been satisfied by giving oral (promptly confirmed in writing) or written notice of such delay, extension or termination to the Exchange Agent or

              (b)   to amend the terms of the Exchange Offer in any manner.

Any such delay in acceptances, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Exchange Offer is amended in a manner determined by Avista Corp. to constitute a material change, Avista Corp. will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders of the Old Bonds, and Avista Corp. will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

         Without limiting the manner in which Avista Corp. may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, Avista Corp. will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

         Upon satisfaction or waiver of all the conditions to the Exchange Offer, Avista Corp. will accept, promptly after the Expiration Date, all Old Bonds properly tendered and will issue the New Bonds promptly after acceptance of the Old Bonds. See "--Conditions to the Exchange Offer." For purposes of the Exchange Offer, Avista Corp. will be deemed to have accepted properly tendered Old Bonds for exchange when, as and if Avista Corp. shall have given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent.

         In all cases, issuance of the New Bonds for Old Bonds that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed letter of transmittal (or facsimile thereof or an Agent's message in lieu thereof) and all other required documents; provided, however, that Avista Corp. reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Bonds are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Bonds are submitted for a greater principal amount or a greater principal amount, respectively, than the Holder desires to exchange, then such unaccepted or non-exchanged Old Bonds evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

CONDITIONS TO THE EXCHANGE OFFER

         Notwithstanding any other term of the Exchange Offer, Avista Corp. will not be required to exchange any New Bonds for any Old Bonds and may terminate the Exchange Offer before the acceptance of any Old Bonds for exchange, if:

              (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in Avista Corp.'s reasonable judgment, might materially impair the ability of Avista Corp. to proceed with the Exchange Offer; or

              (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC, which, in Avista Corp.'s reasonable judgment, might materially impair the ability of Avista Corp. to proceed with the Exchange Offer.

         If Avista Corp. determines in its sole discretion that any of these conditions are not satisfied, Avista Corp. may

              (c) refuse to accept any Old Bonds and return all tendered Old Bonds to the tendering Holders,

              (d) extend the Exchange Offer and retain all Old Bonds tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders who tendered such Old Bonds to withdraw their tendered Old Bonds, or

              (e) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Bonds which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, Avista Corp. will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and Avista Corp. will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

PROCEDURES FOR TENDERING--REGISTERED HOLDERS AND DTC PARTICIPANTS

      REGISTERED HOLDERS OF OLD BONDS, AS WELL AS BENEFICIAL OWNERS WHO ARE DIRECT PARTICIPANTS IN DTC, WHO DESIRE TO PARTICIPATE IN THE EXCHANGE OFFER SHOULD FOLLOW THE DIRECTIONS SET FORTH BELOW AND IN THE LETTER OF TRANSMITTAL.

      ALL OTHER BENEFICIAL OWNERS SHOULD FOLLOW THE INSTRUCTIONS RECEIVED FROM THEIR BROKER OR NOMINEE AND SHOULD CONTACT THEIR BROKER OR NOMINEE DIRECTLY. THE INSTRUCTIONS SET FORTH BELOW AND IN THE LETTER OF TRANSMITTAL DO NOT APPLY TO SUCH BENEFICIAL OWNERS.

         Registered Holders

         To tender in the Exchange Offer, a Holder must complete, sign and date the letter of transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the Exchange Agent prior to the Expiration Date. In addition, either

              (a) certificates for such Old Bonds must be received by the Exchange Agent along with the letter of transmittal, or

              (b) the Holder must comply with the guaranteed delivery procedures described below.

         To be tendered effectively, the letter of transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to the Expiration Date.

         The tender by a Holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such Holder and Avista Corp. in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

         THE METHOD OF DELIVERY OF OLD BONDS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD BONDS SHOULD BE SENT TO AVISTA CORP. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

         Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Bonds tendered pursuant thereto is tendered

              (a) by a registered Holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instruc-tions" on the letter of transmittal or

              (b) for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (an "Eligible Institution").

         If the letter of transmittal is signed by a person other than the registered Holder of any Old Bonds listed therein, such Old Bonds must be endorsed or accompanied by a properly completed bond power signed by such registered Holder as such registered Holder's name appears on such Old Bonds.

         If the letter of transmittal or any Old Bonds or bond or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Avista Corp., evidence satisfactory to Avista Corp. of their authority to so act must be submitted with the letter of transmittal.

         Holders who wish to tender their Old Bonds and

              (a)    whose Old Bonds are not immediately available,

              (b) who cannot deliver their Old Bonds, the letter of trans-mittal or any other required documents to the Exchange Agent prior to Ethe xpiration Date, or

              (c) who cannot complete the procedures for book-entry tender on a timely basis may effect a tender if:

                    (1)  the tender is made through an Eligible Institution;

                    (2) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder, the certificate number(s) of such Old Bonds (unless tender is to be made by book-entry transfer) and the principal amount of Old Bonds tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the date of delivery of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Bonds, in proper form for transfer, or Book-Entry Confirmation (as defined in the letter of transmittal), as the case may be, together with a properly completed and duly executed letter of transmittal (or facsimile thereof or Agent's Message in lieu thereof), with any required signature guarantees and all other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

                    (3) the certificates and/or other documents referred to in clause (2) above must be received by the Exchange Agent within the time specified above.

         Upon request to the Exchange Agent a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Bonds according to the guaranteed delivery procedures set forth above.

         DTC Participants

         Any financial institution that is a participant in DTC's systems may make book-entry delivery of Old Bonds by causing DTC to transfer such Old Bonds into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. Such delivery must be accompanied by either

               (a) the letter of transmittal or facsimile thereof, with any required signature guarantees or

               (b)   an Agent's Message (as hereinafter defined),

and any other required documents, and must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to the Expiration Date or the guaranteed delivery procedures described above must be complied with. The Exchange Agent will make a request to establish an account with respect to the Old Bonds at DTC for purposes of the Exchange Offer within two business days after the date of this prospectus.

         The term "Agent's Message" means a message, electronically transmitted by DTC to and received by the Exchange Agent, and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgement from a Holder of Old Bonds stating that such Holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the Letter of Transmittal and, further, that such Holder agrees that the Company may enforce the Letter of Transmittal against such Holder.

         Miscellaneous

         All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Bonds and withdrawal of tendered Old Bonds will be determined by Avista Corp. in its sole discretion, which determination will be final and binding. Avista Corp. reserves the absolute right to reject any and all Old Bonds not properly tendered or any Old Bonds Avista Corp.'s acceptance of which would, in the opinion of counsel for Avista Corp., be unlawful. Avista Corp. also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Bonds. Avista Corp.'s interpretation of the terms and conditions of the Exchange Offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Bonds must be cured within such time as Avista Corp. shall determine. Although Avista Corp. intends to notify Holders of defects or irregularities with respect to tenders of Old Bonds, none of Avista Corp., the Exchange Agent, or any other person shall incur any liability for failure to give such notification. Tenders of Old Bonds will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Bonds received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date.

         By tendering, each Holder or the Person receiving the New Bonds, as the case may be will be deemed to represent to Avista Corp. that, among other things,

         o the New Bonds acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the Person receiving such New Bonds, whether or not such person is the Holder,

         o neither the Holder nor any such other person is engaged or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such New Bonds, and

         o neither the Holder nor any such other Person is an "affiliate," as defined in Rule 405 of the Securities Act, of Avista Corp.

         In all cases, issuance of New Bonds pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for the Old Bonds tendered for exchange or a timely Book-Entry Confirmation of such Old Bonds into the Exchange Agent's account at DTC, a properly completed and duly executed letter of transmittal (or facsimile thereof or Agent's Message in lieu thereof) and all other required documents. If any tendered Old Bonds are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Bonds are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Bonds will be returned without expense to the tendering Holder thereof (or, in the case of Old Bonds tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described below, such non-exchanged Old Bonds will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the Exchange Offer.

         Avista Corp. reserves the right in its sole discretion to purchase or make offers for any Old Bonds that remain outstanding subsequent to the Expiration Date or, as set forth above under "--Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Bonds in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

WITHDRAWAL OF TENDERS OF OLD BONDS

         Except as otherwise provided herein, tenders of Old Bonds may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         To withdraw a tender of Old Bonds in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must

              (a) specify the name of the person having deposited the Old Bonds to be withdrawn (the "Depositor"),

              (b) identify the Old Bonds to be withdrawn (including the certificate number (unless tendered by book-entry transfer),

              (c) be signed by the Holder in the same manner as the original signature on the letter of transmittal by which such Old Bonds were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Bonds register the transfer of such Old Bonds in the name of the person withdrawing the tender, and

              (d) specify the name in which any such Old Bonds are to be registered, if different from that of the Depositor. If Old Bonds have been tendered pursuant to book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Bonds, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by any method of delivery described in this paragraph.

         All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Avista Corp., whose determination shall be final and binding on all parties. Any Old Bonds so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal; and no New Bonds will be issued with respect thereto unless the Old Bonds so withdrawn are validly retendered. Properly withdrawn Old Bonds may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

         Citibank, N.A. has been appointed as Exchange Agent of the Exchange Offer. Requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery with respect to the exchange of the Old Bonds should be directed to the Exchange Agent addressed as follows:

         Citibank, N.A.
         111 Wall Street
         14th Floor/Zone 3
         New York, New York  10043

         Attention:  Global Agency & Trust Services

         By Telephone:     1-800-422-2066

         By Facsimile:     (212) 825-3483

FEES AND EXPENSES

         The expenses of soliciting tenders will be paid by Avista Corp. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by officers and regular employees of Avista Corp. and its affiliates.

         Avista Corp. has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers-dealers or others soliciting acceptances of the Exchange Offer. Avista Corp., however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The cash expenses to be incurred in connection with the Exchange Offer will be paid by Avista Corp. and are estimated in the aggregate to be approximately $125,000. Such expenses include registration fees, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs, among others.

         Avista Corp. will pay all transfer taxes, if any, applicable to the exchange of the Old Bonds pursuant to the Exchange Offer. If, however, certificates representing New Bonds for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of Old Bonds tendered, or if tendered Old Bonds are registered in the name of, any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Old Bonds pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.


                          DESCRIPTION OF THE NEW BONDS


         In this description, the words "Avista Corp." refer only to Avista Corporation and not to any of its subsidiaries, except for purposes of financial data determined on a consolidated basis. The Old Bonds and the New Bonds are sometimes collectively called the "bonds".

GENERAL

         Avista Corp. issued the Old Bonds under its Mortgage and Deed of Trust, dated as of June 1, 1939, as supplemented, under which Citibank, N.A., is trustee. The Old Bonds were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The bonds, together with all other bonds outstanding under the mortgage, are hereinafter called, collectively, the first mortgage bonds. The statements herein concerning the bonds and the mortgage are merely a summary and do not purport to be complete. Such statements make use of terms defined in the mortgage and are qualified in their entirety by express reference to the cited sections and articles of the mortgage. Sections 125 to 150 of the mortgage appear in the first supplemental mortgage. The terms of the bonds include those stated in the mortgage and those made part of the mortgage by reference to the Trust Indenture Act.

         The following description is a summary of the material provisions of the mortgage relating to the Old Bonds. It does not restate the mortgage in its entirety. We urge you to read the mortgage because it, and not this description, defines your rights as holders of the Old Bonds. Some defined terms used in this description have the meanings assigned to them in the mortgage.

         The registered holder of a bond will be treated as the owner of it for all purposes. Only registered holders will have rights under the mortgage.

PRINCIPAL, MATURITY AND INTEREST

         Avista Corp. will issue bonds in denominations of $1,000 and integral multiples of $1,000. The bonds will mature on January 1, 2007. Interest on the bonds will accrue at the rate of 7.75% per annum and will be payable semi-annually in arrears on January 1 and July 1, commencing on July 1, 2002. Avista Corp. will make each interest payment to the holders of record on the immediately preceding December 15 and June 15.

         Interest on the bonds will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         Avista Corp. may not redeem the bonds in whole or in part prior to maturity, and there is no sinking fund for the bonds.

METHODS OF RECEIVING PAYMENTS ON THE BONDS

         Interest on each bond payable on each interest payment date will be paid by check mailed to the registered holder of such bond on the record date relating to such interest payment date; provided, however, that if such holder is a securities depositary, such payment may be made by such other means in lieu of check as shall be agreed upon by Avista Corp., the trustee and such holder; and provided, further, that interest payable at maturity (whether at stated maturity, upon redemption or otherwise, hereinafter "Maturity") will be paid to the person to whom principal is paid.

         Principal of and premium, if any, and interest on the bonds due at Maturity will be payable upon presentation of the bonds at the principal office of the trustee which has been designated by Avista Corp. as its office or agency for such payment. Avista Corp. may change such office or agency, and may designate any additional office or agency, in its discretion.

TRANSFER AND EXCHANGE

         The transfer of bonds may be registered, and bonds may be exchanged for other bonds, upon surrender thereof at the principal office of the trustee which has been designated by Avista Corp. as its office or agency for such purposes. Avista Corp. may change such office or agency, and may designate an additional office or agency, in its discretion. No service charge will be made for any registration of transfer or exchange of bonds, but Avista Corp. may require payment of a sum sufficient to cover any tax or other governmental charge incident thereto. Avista Corp. will not be required to make any transfer or exchange of any bonds for a period of 10 days next preceding any selection of bonds for redemption, nor will it be required to make transfers or exchanges of any bonds which have been selected for redemption in whole or in part or as to which Avista Corp. shall have received a notice for the redemption thereof in whole or in part at the option of the owner.

SECURITY

         The bonds, together with all other first mortgage bonds now or hereafter issued under the mortgage, will be secured by the mortgage, which constitutes a first mortgage lien on Avista Corp.'s facilities for the generation, transmission and distribution of electric energy and the storage and distribution of natural gas and substantially all of Avista Corp.'s assets (except as stated below), subject to

         o leases of minor portions of the Company's property to others for uses that do not interfere with the Company's business;

         o leases of certain property of the Company not used in its utility business;

         o    excepted encumbrances, as defined in the mortgage; and

         o encumbrances, defects and irregularities deemed immaterial by the Company in the operation of the Company's business.

         There are excepted from the lien all cash and securities (including without limitation securities issued by Avista Corp.'s subsidiaries); merchandise, equipment, materials or supplies held for sale or consumption in the Company's operations; receivables, contracts, leases and operating agreements; electric energy, and other material or products (including gas) generated, manufactured, produced or purchased by the Company, for sale, distribution or use in the ordinary course of its business. (Mortgage, Granting Clauses.)

         The mortgage contains provisions for subjecting to the lien thereof all property (other than property of the kinds excepted from such lien) acquired by the Company after the execution and delivery thereof, subject to purchase money liens and liens existing thereon at the time of acquisition, and, subject to limitations in the case of consolidation, merger or sale of substantially all of the Company's assets. (Mortgage, Granting Clauses and Art. XV.)

         The mortgage provides that the trustee shall have a lien upon the mortgaged property, prior to the bonds, for the payment of its reasonable compensation and expenses and for indemnity. (Mortgage, Secs. 92 and 97; First Supplemental, Art. XXV.)

         Although its utility operations are conducted directly by Avista Corp., all of the other operations of Avista Corp. are conducted through its subsidiaries. The lien of the mortgage does not cover the assets of the subsidiaries or the securities of the subsidiaries held by Avista Corp. In addition, the bonds will be effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Avista Corp.'s subsidiaries. Any right of Avista Corp. to receive assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of the bonds to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Avista Corp. is itself recognized as a creditor of the subsidiary, in which case the claims of Avista Corp. would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Avista Corp. In addition, Avista Corp.'s ability to access the cash flow of its subsidiaries is subject to substantial restrictions. See BANK CREDIT AGREEMENTS. As of December 31, 2001, Avista Corp.'s subsidiaries had approximately $22.9 million of indebtedness, $440.4 million of payables and other liabilities, and $673.8 million of energy commodity liabilities (energy commodity liabilities are held in a portfolio containing $860.5 million of energy commodity assets) outstanding.

         As of the date of this prospectus, $533.5 million of first mortgage bonds are outstanding. This amount includes $220 million of non-transferable first mortgage bonds which were issued in September 2001 to the agent bank under Avista Corp.'s primary credit facility in order to provide the benefit of the lien of the mortgage to secure Avista Corp.'s obligations. The indebtedness under the credit facility (including the collateral bonds) are included in Avista Corp.'s short-term debt. See BANK CREDIT AGREEMENTS.

MAINTENANCE AND REPLACEMENT FUND

         Annual Maintenance and Replacement Fund payments are required to be made to the trustee in an amount equal to the excess, if any, of the amount which, in the opinion of an engineer expressed in a certificate delivered to the trustee, should have been expended during the preceding calendar year for repairs, maintenance, renewals or replacements of, or substitutions for, the mortgaged property over the amount actually expended for such purposes. Any annual requirement may be satisfied (a) in cash or (b) by credit for the amount of first mortgage bonds that would otherwise be issuable on the basis of either property additions or of first mortgage bonds or prior lien bonds theretofore retired; provided, however, that the Company is not permitted to satisfy any Maintenance and Replacement Fund requirement by the deposit of cash if, at the time such requirement is to be satisfied, it has unfunded property additions having a cost or fair value (whichever is less) equal to or greater than 110% of such requirement. Cash deposited with the trustee pursuant to the Maintenance and Replacement Fund may, among other things, be applied to the purchase of first mortgage bonds or to the redemption of first mortgage bonds which are, by their terms, redeemable before maturity.

         In every year since the execution and delivery of the mortgage, the Company has made all necessary expenditures for the aforesaid purposes and an engineer has so certified, with the result that the Company has never been required to make any payment to the trustee under the Maintenance and Replacement Fund.

         In addition, the mortgage contains a covenant pursuant to which the Company is required for each calendar year to expend or accrue for maintenance or to appropriate for property retirement or for property amortization 13 1/2% of the gross operating revenues of the Company, as defined therein; provided, however, that the Company may so expend, accrue or appropriate a lesser amount if a regulatory authority determines that such lesser amount is adequate. Excess amounts expended, accrued or appropriated in any year may be credited against the five succeeding years' requirements. This covenant does not require the deposit of cash with the trustee.

         The Company amended the mortgage, effective as of the Modification Effective Date referred to below, to eliminate the provisions for property maintenance and retirement described above. No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

         (Mortgage, Sec. 38; First Supplemental, Article XXV; Second Supplemental, Sec. 9; Eighteenth Supplemental, Sec. 4; Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II.)

SPECIAL PROVISIONS FOR RETIREMENT OF BONDS

         If, during any 12-month period, any of the mortgaged property is taken by eminent domain and/or sold to any governmental, authority and/or sold pursuant to an order of a governmental authority, with the result that the Company receives $15,000,000 or more in cash or in principal amount of purchase money obligations, the Company is required to apply such cash and the proceeds of such obligations (subject to certain conditions and deductions, and to the extent not otherwise applied) to the redemption of first mortgage bonds which are, by their, terms, redeemable before maturity by the application of such cash and proceeds. (Mortgage, Sec. 64; Tenth Supplemental, Sec. 4.)

ISSUANCE OF ADDITIONAL BONDS

         The present maximum principal amount of first mortgage bonds which may be outstanding under the mortgage is $10,000,000,000. However, the Company has reserved the right to amend the mortgage (without any consent of or other action of holders of any bonds now or hereafter outstanding) to remove this limitation.

         First mortgage bonds of any series may be issued from time to time on the basis of:

         (1) 60% of cost or fair value of property additions (whichever is less) after adjustments to offset retirements;

         (2) retirement of first mortgage bonds; and

         (3) deposit of cash.

         The Old Bonds were issued upon the basis of unfunded property additions and retired first mortgage bonds and New Bonds will only be issued in exchange for a like principal amount of Old Bonds tendered in the Exchange Offer.

         The Company has amended the mortgage, effective as of the Modification Effective Date referred to below, to (x) change 60% in the preceding sentence to 70% and (y) make correlative changes in provisions relating to, among other things, the release of property from the lien of the mortgage and the withdrawal of cash held by the trustee. No consent of the holders of the bonds is required in order for this amendment to become effective.
See  "--Modification."

         No first mortgage bonds may be issued as described in clause (1) or (3) in the preceding paragraph unless net earnings for 12 consecutive months out of the preceding 15 calendar months (before income taxes, depreciation and amortization of property, property losses and interest on any indebtedness and amortization of debt discount and expense) are at least twice the annual interest requirements on all first mortgage bonds at the time outstanding, including the additional issue, and on all indebtedness of prior rank. Such net earnings test generally need not be satisfied prior to the issuance of first mortgage bonds as described in clause (2) in the preceding paragraph unless (x) the annual requirements on the retired first mortgage bonds on the basis of which the bonds are to be issued have been excluded from a net earnings certificate delivered to the trustee since the retirement of such first mortgage bonds or (y)(i) the retired first mortgage bonds on the basis of which the bonds are to be issued mature by their terms at a date more than two years after the date for authentication and delivery of such bonds and (ii) the bonds bear interest at a higher rate than such retired first mortgage bonds.

         The Company has amended the mortgage, effective as of the Modification Effective Date referred to below:

         o to modify the net earnings test described in the preceding paragraph to, among other things:

              o provide that the period over which net earnings is computed shall be 12 out of the preceding 18 months;

              o specifically permit the inclusion in net earnings of revenues collected or accrued subject to possible refund; specifically permit the inclusion in net earnings of any portion of the allowance for funds used during construction, and any portion of the allowance for funds used to conserve energy (or any analogous amount), which is not included in "other income" (or any analogous item) in the Company's books of account;

              o provide that, in calculating net earnings, no deduction from revenues or other income shall be made for (1) expenses or provisions for any non-recurring charge to income of whatever kind or nature (including without limitation the recognition of expense due to the non-recoverability of investment) or (2) provisions for any refund of revenues previously collected or accrued subject to possible refund, and

              o    provide that, in calculating annual interest requirements,
                   (1) if any first mortgage bonds or prior ranking indebtedness bears interest at a variable rate, the annual interest requirements thereon shall be determined by reference to the rate or rates in effect on the date next preceding the date of the new issue of first mortgage bonds and (2) if the new issue of first mortgage bonds is to bear interest at a variable rate or rates, the annual interest requirements thereon shall be determined by reference to the rate or rates to be in effect at the time of the initial issuance thereof.

         No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

         Property additions generally include electric, natural gas, steam or water property acquired after May 31, 1939, but may not include property used principally for the production or gathering of natural gas. Any such property additions may be used if their ownership and operation is within the corporate purposes of the Company regardless of whether or not the Company has all necessary permission it may need at any time from governmental authorities to operate such property additions.

         The holders of the bonds will be deemed to have consented to an amendment to the provision of the mortgage which requires that Avista Corp. deliver an opinion of counsel as to the status of the lien of the mortgage on Property Additions being certified to the Trustee. The amendment permits us to deliver to the Trustee, in lieu of such opinion, title insurance with respect to such Property Additions in an amount not less than 35% of the cost or fair value to Avista Corp. (whichever is less) of such Property Additions. Such amendment could not be made without the requisite consent of the holders of outstanding bonds as described under "--Modification."

         No first mortgage bonds may be issued on the basis of property additions subject to prior liens, unless the prior lien bonds secured thereby have been qualified by being deducted from the first mortgage bonds otherwise issuable and do not exceed 50% of such property additions, and unless the first mortgage bonds then to be outstanding which have been issued against property subject to continuing prior liens and certain other items would not exceed 15% of the first mortgage bonds outstanding. The Company has amended the mortgage, effective as of the Modification Effective Date referred to below, to change 50% in the foregoing sentence to 70%. No consent of the holders of the bonds is required in order for this amendment to become effective. See "--Modification."

         The amount of prior liens on mortgaged property acquired after the date of delivery of the mortgage may be increased subsequent to the acquisition of such property provided that, if any property subject to such prior lien shall have been made the basis of any application under the mortgage, all the additional obligation are deposited with the trustee or other holder of a prior lien.

         (Mortgage, Secs. 4 to 8, 20 to 30 and 46; First Supplemental, Sec. 2; Eleventh Supplemental, Sec. 5; Twelfth Supplemental, Sec. 1; Fourteenth Supplemental, Sec. 4; Seventeenth Supplemental, Sec. 3; Eighteenth Supplemental, Secs. 1, 2 and 6; Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II.)

RELEASE AND SUBSTITUTION OF PROPERTY

         Property may be released from the lien of the mortgage upon the basis of (1) deposit of cash or, to a limited amount, purchase money mortgages, (2) property additions and (3) waiver of the right to issue first mortgage bonds. Cash may be withdrawn upon the bases stated in clauses (2) and (3) above. When property released has not been made the basis of any application under the mortgage, the property additions used to effect the release may again, in certain cases, become available as credits under the mortgage, and the waiver of the right to issue first mortgage bonds, to effect the release made in certain cases, cease to be effective as such a waiver. Similar provisions are in effect as to cash proceeds of such property. The mortgage contains special provisions with respect to prior lien bonds pledged, and disposition of moneys received on pledged bonds secured by prior lien. (Mortgage, Secs. 5; 31, 32, 46 to 50, 59, 60, 61, 118 and 134.)

MODIFICATION

         In general, the mortgage, the rights and obligations of the Company and the rights of the bondholders may be modified with the consent of 75% in principal amount of the first mortgage bonds outstanding, and, if less than all series of first mortgage bonds are affected, the consent also of 75% in principal amount of the first mortgage bonds of each series affected. However, no modification of the terms of payment of principal or interest, and no modification affecting the lien or reducing the percentage required for modification, is effective against any bondholder without his consent. The Company has the right to make certain specific amendments and amendments necessary from time to time to qualify the mortgage under the Trust Indenture Act of 1939 as in force on the date of such amendments without the consent of bondholders. (Mortgage, Art. XVIII, Secs. 120 and 149; First Supplemental, Sec. 10.)

         The Company has amended the mortgage, effective as of the Modification Effective Date referred to below, so as to provide that the mortgage, the rights and obligations of the Company and the rights of the bondholders may be modified with the consent of 60% in principal amount of the first mortgage bonds outstanding or, if less than all series of first mortgage bonds are affected, then the consent only, of 60% in principal amount of the first mortgage bonds outstanding of the series so affected, considered as one class. (Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II.) No consent of the holders of the bonds is required in order for these amendments to become effective.

         In addition to all other amendments to the mortgage described above which will become effective as of the Modification Effective Date referred to below, the Company has amended the mortgage, effective as of the Modification Effective Date referred to below, in the following respects:

          o to specifically provide that no reduction in the book value of property recorded in the plant account of the Company shall constitute a property retirement, otherwise than in connection with physical retirements of property abandoned, destroyed or disposed of, and otherwise than in connection with the removal of such property in its entirety from the plant account;

         o to provide that the lien of the mortgage shall not automatically attach to the properties of another corporation which shall have consolidated or merged with the Company in a transaction in which the Company shall be the surviving or resulting corporation;

         o to provide that if the Company shall have appointed a successor trustee, meeting the requirements therefor set forth in the mortgage, which shall have accepted such appointment, the trustee shall be deemed to have resigned; and

         o to specifically provide that the mortgage may be amended without the consent of the holders of the first mortgage bonds:

              o    to evidence the succession of a successor trustee;

              o to add additional covenants of the Company and additional defaults, which may be applicable only to the first mortgage bonds of specified series;

              o to correct the description of property subject to the lien of the mortgage or to subject additional property to such lien;

              o to change or eliminate any provision of the mortgage or to add any new provision to the mortgage; provided, that no such change, elimination or addition shall adversely affect the interests of the holders of first mortgage bonds of any series in any material respect;

              o to establish the form or terms of first mortgage bonds of any series;

              o to provide for procedures to utilize a non-certificated system of registration for all or any series of first mortgage bonds;

              o to change any place or places for payment, registration of transfer or exchange, or notices to and demands upon the Company, with respect to all or any series of first mortgage bonds;

              o to increase or decrease the maximum principal amount of bonds issuable under the mortgage; to make any other changes which do not adversely affect the interests of the holders of first mortgage bonds of any series in any material respect;

              o or to evidence any change required or permitted under the Trust Indenture Act of 1939, as amended.

         (Twenty-sixth Supplemental, Sec. 2; Twenty-ninth Supplemental, Art. II)

         No consent of the holders of the bonds is required in order for these amendments to become effective.

         As used herein, the term "Modification Effective Date" means the first time at which certain first mortgage bonds which mature May 29, 2002 are no longer outstanding (unless the holders of such first mortgage bonds consent to the foregoing amendments).

COMPLETED DEFAULTS; REMEDIES

         Completed Defaults include default in payment of principal; default for 60 days in payment of interest; default in payment of interest or principal of qualified prior lien bonds continued beyond any grace period; certain events in bankruptcy, insolvency or reorganization; and default in complying with other covenants for 90 days after notice. The trustee may withhold notice of default (except in payment of principal, interest or funds for retirement of first mortgage bonds) if it determines that it is in the interest of the bondholders. (Mortgage, Secs. 44, 65 and 135.)

         The mortgage provides that, upon the occurrence of a Completed Default, the trustee may, and upon written request of the holders of a majority in principal amount of first mortgage bonds then outstanding shall, declare the principal of and accrued interest on all outstanding bonds immediately due and payable; provided, however, that if, before any sale of the mortgaged property, all defaults have been cured, the holders of a majority in principal amount of outstanding first mortgage bonds may annul such declaration. (Mortgage, Sec. 65.)

         No holder of first mortgage bonds may enforce the lien of the mortgage unless such holder shall have given the trustee written notice of a default and unless the holders of 25% in principal amount of the first mortgage bonds have requested the trustee in writing to act and have offered the trustee adequate security and indemnity and a reasonable opportunity to act. Holders of a majority in principal amount of the first mortgage bonds may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, or may direct the trustee to take certain action. (Mortgage, Secs. 65, 68, 69, 79, 92 and 138(d) and Art. XXV.)

         Notwithstanding any other provision of the mortgage, the right of any holder of any bond to receive payment of the principal of and interest on such bond, or to institute suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder. (Mortgage, Sec. 148).

         The laws of the various states in which the property subject to the lien of the mortgage is located may limit or deny the ability of the trustee and/or the bondholders to enforce certain rights and remedies provided in the mortgage in accordance with their terms.

CONCERNING THE TRUSTEE

         The Trustee has, and is subject to, all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939, as amended. Subject to such provisions, the Trustee is not under any obligation to take any action in respect of any default or otherwise, or toward the execution or enforcement of any of the trusts created by the mortgage, or to institute, appear in or defend any suit or other proceeding in connection therewith, unless requested in writing so to do by the holders of a majority in principal amount of the bonds then outstanding. Anything in the mortgage to the contrary notwithstanding, the Trustee is under no obligation or duty to perform any act thereunder (other than the delivery of notices) or to institute or defend any suit in respect hereof, unless properly indemnified to its satisfaction. (Mortgage, Sec. 92).

         The Trustee may at any time resign and be discharged of the trusts created by the mortgage by giving written notice to the Company and thereafter publishing notice thereof, specifying a date when such resignation shall take effect, as provided in the mortgage, and such resignation shall take effect upon the day specified in such notice unless previously a successor trustee shall have been appointed by the bondholders or the Company. The Trustee may be removed at any time by the holders of a majority in principal amount of the bonds then outstanding. (Mortgage, Secs. 100 and 101).

EVIDENCE OF COMPLIANCE WITH MORTGAGE PROVISIONS

         Compliance with mortgage provisions is evidenced by written statements of the Company's officers or persons selected or paid by the Company. In certain major matters the accountant or engineer must be independent. Various certificates and other papers are required to be filed annually and upon the happening of certain events, including an annual certificate with reference to compliance with the terms of the mortgage and absence of Defaults.

REPORTS

         Whether or not required by the rules and regulations of the SEC, so long as any bonds are outstanding, Avista Corp. will furnish to the holders of bonds, within the time periods specified in the SEC's rules and regulations:

                  (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Avista Corp.'s certified independent accountants; and

                  (2) all current reports that would be required to be filed with the SEC on Form 8-K.

         In addition, whether or not required by the rules and regulations of the SEC, Avista Corp. will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Avista Corp. has also agreed that, for so long as any bonds remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

BOOK-ENTRY, DELIVERY AND FORM

         The New Bonds initially will be represented by one or more bonds in registered, global form without interest coupons (collectively, the "Global Bonds"). Upon issuance, the Global Bonds will be deposited with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

         Except as set forth below, the Global Bonds may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Bonds may not be exchanged for bonds in certificated form except in the limited circumstances described below. See "--Exchange of Global Bonds for Certificated Bonds." Except in the limited circumstances described below, owners of beneficial interests in the Global Bonds will not be entitled to receive physical delivery of bonds in certificated form. In addition, transfers of beneficial interests in the Global Bonds will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

DEPOSITORY PROCEDURES

         The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Avista Corp. takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

         DTC has advised Avista Corp. that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants").

Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

         DTC has also advised Avista Corp. that, pursuant to procedures established by it:

         (1) upon deposit of the Global Bonds representing the Old Bonds, DTC credited the accounts of Participants designated by the initial purchasers of the Old Bonds with portions of the principal amount of the Global Bonds; and

         (2) ownership of these interests in the Global Bonds are, and ownership of interests in New Bonds will be, shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Bonds).

         Investors in the Global Bonds who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Bonds who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Global Bonds on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Bond, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Bond to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Bond to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

         EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL BONDS WILL NOT HAVE BONDS REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF BONDS IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE MORTGAGE OR THE BONDS FOR ANY PURPOSE.

         Payments in respect of the principal of, and interest and premium, if any, on a Global Bond registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the mortgage. Under the terms of the mortgage, Avista Corp. and the trustee will treat the Persons in whose names the bonds, including the Global Bonds, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Avista Corp., the trustee nor any agent of Avista Corp. or the trustee has or will have any responsibility or liability for:

                  (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Bonds or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Bonds; or

                  (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

         DTC has advised Avista Corp. that its current practice, upon receipt of any payment in respect of securities such as the bonds (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of bonds will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Avista Corp. Neither Avista Corp. nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the bonds, and Avista Corp. and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

         DTC has advised Avista Corp. that transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

         Subject to compliance with the transfer and exchange restrictions described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Bond in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

         DTC has advised Avista Corp. that it will take any action permitted to be taken by a Holder of bonds only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Bonds and only in respect of such portion of the aggregate principal amount of the bonds as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the bonds, DTC reserves the right to exchange the Global Bonds for legended bonds in certificated form, and to distribute such bonds to its Participants.

         Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Bonds among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Avista Corp. nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL BONDS FOR CERTIFICATED BONDS

         A Global Bond is exchangeable for definitive bonds in registered certificated form ("Certificated Bonds") if:

              (1) DTC (a) notifies Avista Corp. that it is unwilling or unable to continue as depositary for the Global Bonds and Avista Corp. fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act and Avista Corp. fails to appoint a successor depositary; or

              (2) Avista Corp., at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Bonds.

         Certificated Bonds delivered in exchange for any Global Bond or beneficial interests in Global Bonds will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DTC Deposit/Withdraw at Custodian system and an appropriate adjustment will be made to reflect a decrease in the principal amount of the relevant Global Bond.

SAME DAY SETTLEMENT AND PAYMENT

         Avista Corp. will make payments in respect of the bonds represented by the Global Bonds (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Bond Holder. Avista Corp. or its paying agent will make all payments of principal, interest and premium with respect to Certificated Bonds by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The bonds represented by the Global Bonds are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such bonds will, therefore, be required by DTC to be settled in immediately available funds. Avista Corp. expects that secondary trading in any Certificated Bonds will also be settled in immediately available funds.

         Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Bond from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Avista Corp. that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Bond by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.


                             BANK CREDIT AGREEMENTS

AVISTA CORP.

         Avista Corp. has a $220 million line of credit with various banks under a credit agreement that expires May 29, 2002. We have pledged our shares of common stock of Avista Capital as security for our indebtedness under this agreement. As of December 31, 2001, $55 million was outstanding under this line of credit. This agreement contains customary covenants and default provisions, including covenants not to permit (1) the ratio of "consolidated total debt" (as defined in the Avista Corp. credit agreement) to "consolidated total capitalization" (as defined in the Avista Corp. credit agreement) of Avista Corp. to be, at the end of any fiscal quarter, greater than certain specified ratios; and (2) the ratio of "consolidated cash flow" (as defined in the Avista Corp. credit agreement) to "consolidated fixed charges" (as defined in the Avista Corp. credit agreement) of Avista Corp. or Avista Utilities for any four-fiscal-quarter period ending on any date set forth below to be less than certain specified ratios.

         In August 2001 we determined that we would not comply with the fixed charge coverage covenant with respect to Avista Corp. described above for the four-fiscal-quarter period ending September 30, 2001 or for any subsequent period through the expiration date of the agreement. Accordingly, Avista Corp. requested, and obtained, a waiver of this covenant. The failure to comply with the covenant for these periods will not constitute an event of default under the agreement. In connection with this waiver, on September 21, 2001 Avista Corp. issued to the agent bank $220 million in principal amount of non-transferable first mortgage bonds under the mortgage in order to provide the benefit of the lien of the mortgage to secure Avista Corp.'s obligations under the credit agreement.

AVISTA ENERGY

         Avista Energy and its subsidiary, Avista Energy Canada, Ltd., as co-borrowers, have a credit agreement with various banks in the aggregate amount of $135 million expiring June 28, 2002. The credit agreement may be terminated by the banks at any time and all extensions of credit under the agreement are payable upon demand, in either case at the lenders' sole discretion. The agreement also provides, on an uncommitted basis, for the issuance of letters of credit to secure contractual obligations to counterparties. The facility is guaranteed by Avista Capital and is secured by substantially all of Avista Energy's assets. The maximum amount of credit extended by the lenders for cash advances is $30 million. At December 31, 2001, there were no cash advances (demand notes payable) outstanding, and letters of credit outstanding totaled approximately $40 million.

         The Avista Energy agreement contains customary covenants and default provisions, including covenants to maintain "minimum net working capital" and "minimum net worth" (as defined in the Avista Energy credit agreement) and a covenant limiting the amount of indebtedness which the co-borrowers may incur. In addition, the agreement contains certain restricted payment provisions generally prohibiting distributions.


                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS


         This section describes the material United States federal income tax consequences of exchanging the Old Bonds for New Bonds and of owning and disposing of bonds. This section reflects the opinion of Thelen Reid & Priest LLP, counsel to Avista Corp. This section applies to you only if you acquired the Old Bonds in the offering at the offering price and you hold your bonds as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies,

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

     o    a bank,

     o    a life insurance company,

     o    a tax-exempt organization,

     o a person that owns bonds that are a hedge or that are hedged against interest rate risks,

     o a person that owns bonds as part of a straddle or conversion transaction for tax purposes, or

     o    a person whose functional currency for tax purposes is not the U.S.
          dollar.

         If you purchase bonds at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

         This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. This section does not discuss all aspects of taxation that may be relevant to you. Accordingly, you should consult your tax advisor as to the application and effect of state and local taxes, foreign taxes and other tax laws.

UNITED STATES HOLDERS

         This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a bond and you are:

     o    a citizen or resident of the United States,

     o    a domestic corporation or partnership,

     o an estate whose income is subject to United States federal income tax regardless of its source, or

     o a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

         If you are not a United States holder, this subsection does not apply to you and you should refer to "--United States Alien Holders" below.

         Exchange of Old Bonds for New Bonds

         An exchange of Old Bonds for New Bonds will not be a taxable event for federal income tax purposes. Rather, the New Bonds will be treated as a continuation of the Old Bonds in the hands of a United States holder. As a result, you will not recognize any income, gain or loss for federal income tax purposes upon an exchange of Old Bonds for New Bonds, and you will have the same tax basis and holding period in the New Bonds as you had in the Old Bonds.

         Payments of Interest

         You will be taxed on interest on your bonds as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

         Purchase, Sale and Retirement of the Bonds

         Your tax basis in your Old Bonds generally will be their cost, and your tax basis in any New Bonds acquired in the Exchange Offer will be equal to your tax basis in the Old Bonds surrendered. You will generally recognize capital gain or loss on the sale or retirement of bonds equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your bonds. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year.

UNITED STATES ALIEN HOLDERS

         This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a bond and are, for United States federal income tax purposes:

     o    a nonresident alien individual,

     o    a foreign corporation,

     o    a foreign partnership,

     o an estate unless its income is subject to United States federal income tax regardless of its source, or

     o a trust unless a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are a United States holder, this section does not apply to you.

         An exchange of Old Bonds for New Bonds will not constitute a taxable event for federal income tax purposes. Rather, the New Bonds will be treated as a continuation of the Old Bonds in the hands of a United States alien holder. As a result, you will not recognize any income, gain or loss for federal income tax purposes upon an exchange of Old Bonds for New Bonds, and you will have the same tax basis and holding period in the New Bonds as you had in the Old Bonds.

         Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a bond:

     o we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest to you if, in the case of payments of interest:

          (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Avista Corp. entitled to vote,

          (2) you are not a controlled foreign corporation that is related to Avista Corp. through stock ownership, and

          (3) either (1) you furnish the U.S. payor an Internal Revenue Service Form W-8BEN certifying under penalties of perjury that you are not a United States person, or (2) the payor can otherwise be satisfied that you are not a United States person by relying on account documentation or other evidence as prescribed in Treasury regulations. You should consult your tax advisor regarding this requirement. However, this requirement will not be considered satisfied if the payor has actual knowledge or reason to know that you are a United States person notwithstanding the certificate or other documentation.

     o no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your bond, including the exchange of Old Bonds for New Bonds.

         If you are engaged in a trade or business within the United States and the interest on the bond is effectively connected with your United States business, the interest and any gain on the bond will not be subject to withholding if you have provided the payor an Internal Revenue Service Form W-8 as prescribed in the Treasury regulations. However, interest on a bond that is effectively connected with your United States business will be subject to United States taxation in the same manner as applies to United States holders. In addition, many tax treaties with the United States provide that interest and gain from United States sources are not taxable in the United States, unless such amounts are attributable to a permanent establishment in the United States. If you are entitled to the benefits of a treaty with the United States that provides these benefits, then interest and gain from the bond will generally not be taxable, even if effectively connected with a United States trade or business, unless you also have a permanent establishment in the United States to which the interest or gain is attributable. In order to claim benefits under a tax treaty with the United States, you must furnish an Internal Revenue Service Form W-8BEN to the payor.

         Further, a bond held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for United States federal estate tax purposes if:

     o the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Avista Corp. entitled to vote at the time of death, and

     o the income on the bond would not have been effectively connected with a United States trade or business of the decedent at the same time.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         We and other payors, including brokers, may be required to report to you and to the Internal Revenue Service any payments of principal, premium and interest on your bond and the amount of any proceeds from the sale or exchange of your bond. As described more fully below, we and other payors may also be required to make "backup withholding" from payments of principal, premium, interest and sales proceeds if you fail to provide an accurate taxpayer identification number or otherwise establish an exemption from backup withholding.

         Backup withholding is not an additional tax. If you are subject to backup withholding, you may obtain a credit or refund of the amount withheld by filing the required information with the Internal Revenue Service.

      UNITED STATES HOLDERS

         In general, if you are a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, any premium and interest on your bond. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your bond before maturity within the United States. Additionally, backup withholding at a rate of 30% (subject to phase-in rate reductions until the rate equals 28% for payments after 2005) will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

      UNITED STATES ALIEN HOLDERS

         In general, payments of principal, premium or interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under "--United States Alien Holders" are satisfied or you otherwise establish an exemption.

         We and other payors are required to report payments of interest on your bonds on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

         In general, proceeds of your sale of a bond will not be subject to backup withholding or information reporting if:

     o you furnish your broker an Internal Revenue Service Form W-8BEN certifying under penalties of perjury that you are not a United States person, or

     o your broker possesses other documentation concerning your account on which the broker is permitted to rely under Treasury regulations to establish that you are a non-United States person, or

     o   you otherwise establish an exemption.

         If you are not exempted from backup withholding and information reporting under the preceding paragraph:

     o Backup withholding and information reporting will apply to the proceeds of any sale that you make through the United States office of any broker, foreign or domestic.

     o Information reporting will also apply to the proceeds of sales that are made through a foreign office of a broker if the proceeds are paid into a United States account, or such proceeds or the confirmation of the sale are mailed to you at a United States address, or if you have opened an account with a United States office of your broker, or regularly communicated with the broker from the United States concerning the sale in question and other sales, or negotiated the sale in question through the broker's United States office. Backup withholding will also apply unless the proceeds of such a sale are paid to an account maintained at a bank or other financial institution located outside the United States.

     o Information reporting, but not backup withholding, will apply to sales made through a foreign office of a broker that is (1) a United States person as defined in the Internal Revenue Code, (2) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) a controlled foreign corporation as defined in the Internal Revenue Code, or (4) a foreign partnership with certain U.S. connections.

         Notwithstanding any withholding certificate or documentary evidence in a broker's possession, a broker who has actual knowledge or reason to know that you are a United States person will be required to make backup withholdings and file information reports with the Internal Revenue Service if the broker is a U.S. person or is a foreign person that has a U.S. connection of the type discussed in the last bullet point of the preceding paragraph.


                              PLAN OF DISTRIBUTION

         As discussed under THE EXCHANGE OFFER, based on an interpretation of the staff of the SEC, New Bonds issued pursuant to the Exchange Offer may be offered for resale and resold or otherwise transferred by any Holder of such New Bonds (other than any such Holder which is an "affiliate" of Avista Corp. within the meaning of Rule 405 under the Securities Act and except as otherwise discussed below with respect to Holders which are broker-dealers) without compliance with the registration and prospectus delivery requirements of the Securities Act so long as such New Bonds are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of such New Bonds.

         Each broker-dealer that receives New Bonds for its own account in exchange for Old Bonds which were acquired by such broker-dealer as a result of market-making activities or other trading activities must, and must agree to, deliver a prospectus in connection with any resale of such New Bonds. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Bonds received in exchange for Old Bonds where such Old Bonds were acquired as a result of market-making activities or other trading activities. Avista Corp. will for a period of 180 days after the Expiration Date make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

         New Bonds received by broker-dealers for their own account in the Exchange Offer as described above may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Bonds or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Bonds. Any broker-dealer that resells New Bonds that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Bonds may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Bonds and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         The interpretation of the staff of the SEC referred to in the first paragraph of this section does not apply to, and this prospectus may not be used in connection with, the resale by any broker-dealer of any New Bonds received in exchange for an unsold allotment of Old Bonds purchased directly from Avista Corp.

         Avista Corp. will not receive any proceeds from the issuance of the New Bonds pursuant to the Exchange Offer or from any subsequent sale of the New Bonds. Avista Corp. has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the New Bonds and will indemnify the holders of the New Bonds (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


                       WHERE YOU CAN FIND MORE INFORMATION

         Avista Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Avista Corp. files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Avista Corp. SEC filings are also available to the public from the SEC's website at http://www.sec.gov. However, information on this website does not constitute a part of this prospectus.

During 2001, Avista Corp. has filed the following documents with the SEC pursuant to the Exchange Act:

     o Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A (the "Form 10-K").

     o Quarterly Report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001.

     o Current Reports on Form 8-K filed May 2, July 23, September 27, October 22, October 31 and December 11, 2001.

         These documents, as well as any other documents subsequently filed with the SEC before the termination of the offering of the New Bonds, are incorporated herein by reference and are considered to be part of this prospectus. Later information contained in this prospectus updates and supersedes the information set forth in the Form 10-K and any other incorporated documents.


                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

         We are including the following cautionary statements in this prospectus to make applicable and to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, Avista Corp. Forward-looking statements include statements concerning plans, objectives, goals, strategies, projections of future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and are all statements which are not statements of historical fact. Forward-looking statements include statements that are identified by the use of the words such as, but not limited to, "will," "anticipates," "seeks to," "estimates," "expects," "intends," "plans," "predicts," and similar expressions. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of Avista Corp., are also expressly qualified by these cautionary statements.

         Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation management's examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update or revise any forward-looking statement or statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on Avista Corp.'s business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In addition to other factors and matters discussed elsewhere in this offering circular, the following are some important factors that could cause actual results or outcomes from our operations to differ materially from the forward-looking statements.

AVISTA UTILITIES' OPERATIONS

         Important factors relating to Avista Utilities' operations include continuing legislative developments, governmental policies and regulatory actions with respect to allowed rates of return, financings, or industry and rate structures (including the outcome of the general rate case filed in the state of Washington to address, among other things, the prudence and recovery of significant deferred power costs); weather conditions and future streamflow conditions and their impact on the availability of hydroelectric resources; outages of any of our thermal or other generating facilities; changes in demand for energy due to weather conditions, customer growth and other factors; wholesale and retail competition (including but not limited to electric retail wheeling and transmission cost); availability of economic supplies of purchased power and natural gas; competition in present or future natural gas distribution or transmission (including but not limited to prices of alternative fuels and system deliverability costs); the availability and costs of electric capacity and energy and natural gas in wholesale markets as well as volatility and illiquidity in these markets and the ability to recover purchased power and purchased gas costs; the ability to make profitable sales of any surplus electric capacity or energy in wholesale markets; present or prospective generation, operations and construction of plant facilities; and acquisition and disposal of assets or facilities.

ENERGY TRADING AND MARKETING OPERATIONS

         Energy Trading and Marketing includes the operations of Avista Energy and Avista Power. Important factors relating to our Energy Trading and Marketing operations include further industry restructuring evolving from federal and/or state legislation; federal and state regulatory and legislative actions; governmental controls on market operations and prices (including FERC price controls and possible retroactive price caps and resulting refunds); demand for and availability of energy throughout the country; wholesale competition; availability of economic supplies of natural gas; margins on purchased power; changes in market factors; the formation of additional alliances or entities; the availability of economically feasible generating projects; and the availability of funding for new generating assets.

INFORMATION AND TECHNOLOGY, AND OTHER OPERATIONS

         Important factors relating to the remaining Avista Corp. subsidiaries' operations include competition from other companies and other technologies; obsolescence of technologies; the inability to reduce costs of the technologies down to economic levels; the inability to obtain new customers and loss of significant customers or suppliers; reliability of customer orders; business acquisitions; disposal of assets; the availability of funding from other sources; research and development findings; and the availability of economic expansion or development opportunities.

FACTORS COMMON TO ALL OPERATIONS

         The business and profitability of Avista Corp. are also influenced by, among other things, economic risks; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; market demand for energy from plants or facilities; changes in tax rates or policies; unanticipated project delays or changes in project costs; unanticipated changes in operating expenses or capital expenditures; labor negotiations or disputes; changes in credit ratings or capital market conditions; inflation rates; inability of the various counterparties to meet their obligations with respect to financial instruments; failure to deliver on the part of any parties from which Avista Corp. purchases capacity or energy; Avista Corp.'s ability to obtain debt or equity financing; changes in accounting principles and/or the application of such principles to Avista Corp.; changes in technology; changes in economic, business or political conditions, including the continuing impact on the economy of the September 11, 2001 terrorist attacks; and legal proceedings.


                                  LEGAL MATTERS

         The validity of the New Bonds will be passed upon for Avista Corp. by Thelen Reid & Priest LLP and Heller Ehrman White & McAuliffe LLP. In addition, matters of federal income tax law and federal securities law will be passed upon by Thelen Reid & Priest LLP. In giving their opinion, Thelen Reid & Priest LLP may rely as to matters of Washington, California, Idaho, Montana and Oregon law upon the opinion of Heller Ehrman White & McAuliffe LLP.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference from Avista Corp.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article Seventh of the Registrant's Restated Articles of Incorporation ("Articles") provides, in part, as follows:

         "The Corporation shall, to the full extent permitted by applicable law, as from time to time in effect, indemnify any person made a party to, or otherwise involved in, any proceeding by reason of the fact that he or she is or was a director of the Corporation against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any such proceeding. The Corporation shall pay any reasonable expenses incurred by a director in connection with any such proceeding in advance of the final determination thereof upon receipt from such director of such undertakings for repayment as may be required by applicable law and a written affirmation by such director that he or she has met the standard of conduct necessary for indemnification, but without any prior determination, which would otherwise be required by Washington law, that such standard of conduct has been met. The Corporation may enter into agreements with each director obligating the Corporation to make such indemnification and advances of expenses as are contemplated herein. Notwithstanding the foregoing, the Corporation shall not make any indemnification or advance which is prohibited by applicable law. The rights to indemnity and advancement of expenses granted herein shall continue as to any person who has ceased to be a director and shall inure to the benefit of the heirs, executors and administrators of such a person. "

         The Registrant has entered into indemnification agreements with each director as contemplated in Article Seventh of the Articles.

         Reference is made to Revised Code of Washington 23B.08.510, which sets forth the extent to which indemnification is permitted under the laws of the State of Washington.

         Article IX of the Registrant's Bylaws contains an indemnification provision similar to that contained in the Articles and, in addition, provides in part as follows:

         "SECTION 2. LIABILITY INSURANCE. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the laws of the State of Washington."

         Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of the Registrant out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

ITEM 21. EXHIBITS.

         Reference is made to the Exhibit Index on p. II-5 hereof.

ITEM 22. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

              1. That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
         Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

              2. To respond to requests for information that is incorporated by reference into the prospectus pursuant to item 4,10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                POWER OF ATTORNEY

         The Registrant hereby appoints Jon E. Eliassen and each Agent for Service named in this registration statement, and each of them severally, as its attorney-in-fact to sign in its name and behalf, and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this registration statement, and each director and/or officer of the Registrant whose signature appears below hereby appoints Jon E. Eliassen and each such Agent for Service, and each of them severally, as his or her attorney-in-fact with like authority to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all such amendments.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane and State of Washington on the 11th day of February, 2002.

                                                     AVISTA CORPORATION


                                                     /s/ Jon E. Eliassen
                                                     ---------------------------
                                                           Jon E. Eliassen
                                                        Senior Vice President
                                                     and Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.


          SIGNATURE                        TITLE                      DATES


/s/ Gary G. Ely
--------------------------------
         Gary G. Ely                    Director and           February 11, 2002
(Director, President and Chief          Principal Executive
 Executive Officer)                     Officer


/s/ Jon E. Eliassen
--------------------------------
        Jon E. Eliassen                 Principal Financial    February 11, 2002
(Senior Vice President and Chief        and Accounting
 Financial Officer)                     Officer


/s/ Erik. J. Anderson
--------------------------------
        Erik. J. Anderson               Director               February 11, 2002

/s/ Kristianne Blake
--------------------------------
        Kristianne Blake                Director               February 11, 2002


/s/ David A. Clack
--------------------------------
        David A. Clack                  Director               February 11, 2002


/s/ Sarah M. R. (Sally) Jewell
--------------------------------
   Sarah M. R. (Sally) Jewell           Director               February 11, 2002


/s/ John F. Kelly
--------------------------------
        John F. Kelly                   Director               February 11, 2002


/s/ Jessie J. Knight, Jr.
--------------------------------
        Jessie J. Knight, Jr.           Director               February 11, 2002


/s/ Eugene W. Meyer
--------------------------------
        Eugene W. Meyer                 Director               February 11, 2002


/s/ Bobby Schmidt
--------------------------------
        Bobby Schmidt                   Director               February 11, 2002


/s/ R. John Taylor
--------------------------------
        R. John Taylor                  Director               February 11, 2002


/s/ Daniel J. Zaloudek
--------------------------------
        Daniel J. Zaloudek              Director               February 11, 2002

                                  EXHIBIT INDEX

Exhibit No.       Description of Exhibit

     4(a)         -   Mortgage and Deed of Trust dated as of June 1, 1939, by
                      and among Avista Corporation and Citibank, N.A., as Trustee (filed with registration number 2-4077 B-3).

     4(b)         -   Twenty-ninth Supplemental Indenture to the Mortgage, dated as of December 1, 2001.

     4(c)         -   Exchange and Registration Rights Agreement among Avista
                      Corporation and the Initial Purchasers.

     4(d)         -   Form of Letter of Transmittal.

     4(e)         -   Form of New Bond.

     5(a)         -   Opinion of Heller Ehrman White & McAuliffe LLP.

     5(b)         -   Opinion of Thelen Reid & Priest LLP.

     8            -   Opinion as to tax matters of Thelen Reid & Priest LLP
                      (contained in their opinion filed as Exhibit 5(b) and 8).

     23(a)        -   Consents of Heller Ehrman White & McAuliffe LLP and Thelen
                      Reid & Priest LLP are contained in their opinions filed as Exhibits 5(a) and 5(b) and 8, respectively.

     23(b)        -   Consent of Deloitte & Touche LLP.

     24           -   Power of Attorney (contained on page II-3).

     25           -   Statement of Eligibility of Trustee on Form T-1 of
                      Citibank, N.A.